NO ACT

DC PC 3-11-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042843

Received SEC
MAR 24 2008
Washington, DC 20549

March 24, 2008

Anthony G. Morrow
Manager – Legal (Securities, Finance & Governance)
DTE Energy Company
2000 2nd Ave.
Detroit, MI 48226-1279

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/24/2008

Re: DTE Energy Company
Incoming letter dated March 11, 2008

Dear Mr. Morrow:

This is in response to your letters dated March 11, 2008, March 13, 2008 and March 18, 2008 concerning the shareholder proposal submitted to DTE by Patricia Haddon. We also have received letters on the proponent's behalf on March 12, 2008, March 17, 2008 and March 19, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
APR 01 2008
THOMSON
FINANCIAL

DTE Energy Company
2000 2nd Ave., Detroit, MI 48226-1279

DTE Energy

March 11, 2008

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: DTE Energy Company
Securities Exchange Act of 1934: Rule 14a-8(e)(2)
Shareholder Proposal from John Chevedden

Ladies and Gentlemen:

This letter is to notify the Securities and Exchange Commission (the "Commission") that DTE Energy Company, a Michigan corporation (the "Company"), intends to exclude from its proxy statement and form of proxy for its 2008 shareholders meeting a shareholder proposal (the "Proposal") received from John Chevedden (the "Proponent") and sponsored by Patricia Haddon for the reasons described below. A copy of the Proposal is attached as Exhibit A hereto.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") (i) confirm that it will not recommend any enforcement action against the Company if it omits the Proposal from its proxy materials pursuant to Rule 14a-8(e)(2) because the Proponent failed to submit the Proposal to the Company prior to the deadline and (ii) waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the date the Company files its 2008 proxy materials with the Commission.

I. The Proposal

The Proposal provides:

> RESOLVED: Shareholders request that our Directors take the steps necessary to adopt annual election of each director in the most expeditious manner possible, in compliance with applicable law and in a manner so that each director shall have a term of equal length from the date of first implementation to the greatest extent possible.

II. The Proposal May Be Excluded under Rule 14a-8(e)(2) because the Proponent Failed to Submit the Proposal to the Company's Principal Executive Offices Prior to the Deadline

Rule 14a-8(e)(2) provides that a company must receive a shareholder proposal at its principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.

The Company disclosed in its 2007 proxy statement the deadline for receipt of shareholder proposals for its 2008 annual meeting, as well as the address for submitting such proposals. The Company's 2007 proxy materials stated:

> "*For Inclusion In Proxy Statement.* Shareholder proposals to be considered for inclusion in the Proxy Statement for the 2008 Annual Meeting must be received by the Corporate Secretary at our principal business address no later than 5:00 p.m. Detroit time on **November 27, 2007**." (emphasis added)
>
> "*Procedures for Submitting Proposals and Nominations.* .... All notices must be received by the Corporate Secretary, 2000 Second Avenue, Room 2057 WCB, Detroit, Michigan 48226-1279."

Rule 14a-8(e)(2) also provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2007 annual meeting of shareholders was held on May 3, 2007. The 2008 annual meeting is scheduled to be held on May 15, 2008. Therefore, the date of the 2008 annual meeting has not been moved more than 30 days from the date of the 2007 annual meeting and thus the proper deadline for shareholder proposals was November 27, 2007, as stated in the 2007 proxy materials.

The Proposal was first delivered to the Company by e-mail on March 6, 2008, more than three months after the November 27, 2007 deadline. The Company was copied on an e-mail from the Proponent addressed to the Office of Chief Counsel, Division of Corporation Finance, of the Commission at cfletters@sec.gov, stating that the Proposal and corresponding broker letter (attached to the e-mail) were faxed to the Company in November and December 2007, respectively. A copy of the Proponent's March 6, 2008 e-mail is attached as Exhibit B. Although the Proponent states these documents were faxed to the Company, the Company had not previously received them by facsimile, mail or otherwise.

The first communication the Company received from the Proponent was on March 4, 2008, a copy of which is attached as Exhibit C. The Proponent e-mailed the Company's investor relations department via the Company's website, asking the Corporate Secretary to provide management's response to the Proposal to be published in the proxy statement. (Due to normal processing time for messages e-mailed to investor relations in this manner, the Corporate Secretary did not become aware of this communication until March 10, 2008.) On March 5, 2008, the Proponent faxed a letter to the Company, addressed to the Chairman of the Board whereby he requested to be advised by March 7, 2008 of the publication date of the proposal by Ms. Patricia Haddon submitted in November 2007. A copy of the March 5, 2008 letter is attached as Exhibit D. The Proponent also telephoned the Corporate Secretary's office on March 5, 2008 with a similar request. Promptly following receipt of these March 5 communications, the Company contacted the Proponent by telephone to advise him that the Company had not received the Proposal, and inquire where it had been faxed. The Company also telephoned the Proponent on March 6, 2008 and informed him that after diligent inquiry the Company still had discovered no record of having received the Proposal and requested that the Proponent provide the Company with evidence, such as a fax confirmation, of the submission of the Proposal in November 2007. Additional correspondence between the Company and the Proponent occurred after this telephone call, copies of which are attached as Exhibit E.

Staff Legal Bulletin No. 14 (July 13, 2001) provides that shareholders should submit a proposal "by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal offices." Although the Proposal is labeled "[DTE: Rule 14a-8 Proposal, November 21, 2007]" and the Proponent claims it was faxed to the Company in November 2007, the Company has no record of receiving the Proposal prior to the March 6, 2008 e-mail. Further, following requests by the Company, the Proponent has not provided any documentation to demonstrate that the Proposal was timely faxed or otherwise delivered to the Company's principal executive offices to comply with the November 27, 2007 deadline for shareholder proposals.

Staff Legal Bulletin No. 14 further advises shareholder proponents to look in the Company's proxy statement to determine where to send a shareholder proposal. As indicated above, the Company's 2007 proxy statement contained clear mailing information; no facsimile number was provided. The Staff has advised shareholder proponents, in those instances where the company does not disclose in its proxy statement a facsimile number for submitting proposals, to contact the company to obtain the correct facsimile number for submitting proposals. See Staff Legal Bulletin No. 14C (June 28, 2005).

It is apparent that the Proponent did not obtain the correct facsimile number, and there are no records of the Proponent calling the Company to request such number. This is further evidenced by (i) recent communications with the Company where the Proponent inquired "[p]lease advise the fax number that yesterday's fax was received at" (included in Exhibit E) and (ii) the attachment to the Proposal which states: "Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office." Because the Company did not receive the Proposal prior to March 6, 2008, we did not acknowledge receipt of the Proposal or provide the contact information requested. The Company notes that the Proponent nonetheless made no further effort to contact the Company about this Proposal prior to March 4, 2008.

The Staff has strictly construed the Rule 14a-8(e)(2) deadline and consistently permitted the exclusion of shareholder proposals pursuant to Rule 14a-8(e)(2) on the basis that such proposals were not timely submitted. *See e.g.*, Alcoa Inc. (February 25, 2008).[1]

[1] *See also* Fisher Communications, Inc. (December 19, 2007) (received two days after the deadline); and International Business Machines (December 5, 2006) (received one day after the deadline).

We bring to the Staff's attention the similarities between this no-action request letter and the no-action request letter submitted to the Staff by Alcoa Inc., both of which include assertions by Mr. Chevedden that shareholder proposals were sent to the companies by facsimile, with Mr. Chevedden having no record of such transmission. A copy of the Alcoa Inc. letter is attached for your convenience as Exhibit F.

For the reasons set forth above, the Company believes that the Proposal may properly be excluded from the Company's 2008 proxy materials pursuant to Rule 14a-8(e)(2) because the Proposal was received at its principal executive offices after the deadline for submitting shareholder proposals. We respectfully request that the Staff concur with our view that the proposal may be excluded under Rule 14a-8(e)(2).

III. Additional Deficiencies

We believe that it is important to provide the following additional information regarding the procedural deficiencies of the Proposal. The Proponent's March 6, 2008 e-mail to the Office of Chief Counsel, Division of Corporation Finance, includes a statement of Bank of America verifying that Ms. Patricia Haddon owned 1,000 shares of the Company for one year. The "Notes" attached to the Proposal indicate that Ms. Haddon sponsored this Proposal; however, the Company has received no correspondence from Ms. Haddon. The Proponent has tendered no evidence that Ms. Haddon granted the Proponent authority to act on her behalf (*e.g.*, a proxy granting Mr. Chevedden the right to act on behalf of the nominal proponent); therefore, the Proposal also does not comply with Rule 14a-8(b)(1).

Because the failure to timely submit the shareholder proposal is a deficiency that cannot be remedied, the Company has not provided the Proponent with the 14-day notice and opportunity to cure this defect and the defects mentioned above under Rule 14a-8(f)(1). Rule 14a-8(f)(1) states: "A company need not provide such notice of deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline." Consequently, the Company did not send notice of this and other deficiencies noted above to the Proponent under Rule 14a-8(f)(1).

IV. Request for Waiver of Rule 14a-8(j) Deadline

Rule 14a-8(j) requires a company to file its reasons for excluding a shareholder proposal from its proxy materials with the Commission no later than 80 calendar days before it files its definitive proxy materials, unless the company demonstrates good cause for missing its deadline. Although the Company intends to file its definitive proxy materials on or about April 4, 2008, which is less than 80 days from the date of this letter, the Company believes that it has good cause for failing to meet this deadline. As discussed above, the Proposal was not received until March 6, 2008, which is itself less than 80 days prior to the date that the Company intends to file its definitive proxy materials.

The Staff has noted that "the most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed." See Staff Legal Bulletin No. 14B

(September 15, 2004). Additionally, the Staff has waived the deadline established in Rule 14a-8(j) under similar circumstances. *See, e.g.* Alcoa Inc. (February 25, 2008); Britton & Koontz Capital Corp. (March 14, 2006); Xerox Corp. (May 2, 2005); and General Electric (February 10, 2005). Accordingly we believe that the Company has good cause for its inability to meet the 80-day deadline, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

V. Conclusion

Based on the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from its 2008 proxy materials.

In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and all attachments to the Proponent. A copy of this letter has been e-mailed to cfletters@sec.gov in compliance with the instructions found at the Commission's website in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

If you have any questions, require further information or would like to discuss this matter, please call the undersigned at 313.235.8460.

Sincerely yours,

Anthony G. Morrow
Manager – Legal (Securities, Finance & Governance)

cc: Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Ms. Patricia Haddon
75 Leonard Street, 4SE
New York, NY 10013

Exhibit A

[DTE: Rule 14a-8 Proposal, November 21, 2007]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary to adopt annual election of each director in the most expeditious manner possible, in compliance with applicable law and in a manner so that each director shall have a term of equal length from the date of first implementation to the greatest extent possible.

Also for such transition solely through direct action of our board if such transition is in compliance with applicable law.

This topic won a 69% yes-vote average at 44 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of annual election of each director.

Our current practice, in which only a few directors stand for elected annually, is not in the best interest of our Company and its stockholders. Eliminating this staggered system would require each director to stand for election annually and would give stockholders an opportunity to register their view on the performance of each director annually. Electing directors in this manner is one of the best methods available to stockholders to ensure that the Company will be managed in a manner that is in the best interest of stockholders.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them. Source: "Take on the Street" by Arthur Levitt.

The merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified (and certain concerns are noted):

- We can vote on individual directors only once in 3-years.
- Plus our directors can be elected if 90% of our votes are against them.
- Our 75%-vote would be required for shareholder to call a special meeting.
- Our Chairman, Mr. Earley held 3 board directorships – Overextension concern.
- Our Lead Director, Mr. Gilmore was past age 72, held 3 directorships and had 12-years director tenure.
- Plus Mr. Gilmore served on the Universal Technical Institute Board (UTI) rated "D" by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm.
- Mr. Gilmore also served on the board of the underperforming Ford Motor Co. (F) as recently as 2005.
- Three of our directors had 18 to 21-years tenure – Independence concern:
  - Mr. Lobbia
  - Ms. Bauder
  - Mr. Miller
- Two of our directors had non-director links to our company – Independence concern:
  - Mr. Lobbia
  - Mr. Glancy

The above concerns show there is room for improvement and reinforces the reason to take one step forward now to encourage our board to respond positively to this proposal:

Elect Each Director Annually –

Yes on 3

Notes:
Patricia Haddon, 75 Leonard Street 4SE, New York, NY 10013 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit B

From:	olmsted
To:	CFLETTERS@SEC.GOV
cc:	Anthony Morrow
Subject:	DTE Energy Company (DTE) - Rule 14a-8 Proposal
Date:	03/06/2008 08:50 PM
Attachments:	CCE00008.pdf

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 6, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

DTE Energy Company (DTE)
Rule 14a-8 Proposal for the 2008 annual meeting
Submitted in November 2007

Ladies and Gentlemen:

The attached rule 14a-8 proposal and corresponding broker letter were faxed to the company in November and December 2007 respectively.

Sincerely,

John Chevedden

cc:
Patricia Haddon

Anthony Morrow <morrowa@dteenergy.com>
Manager -- Legal (Securities, Finance & Governance)
DTE Energy Company
2000 2nd Avenue
688 WCB
Detroit, MI 48226
Phone: 313.235.8460
Fax: 313.235.8500

[DTE: Rule 14a-8 Proposal, November 21, 2007]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary to adopt annual election of each director in the most expeditious manner possible, in compliance with applicable law and in a manner so that each director shall have a term of equal length from the date of first implementation to the greatest extent possible.

Also for such transition solely through direct action of our board if such transition is in compliance with applicable law.

This topic won a 69% yes-vote average at 44 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of annual election of each director.

Our current practice, in which only a few directors stand for elected annually, is not in the best interest of our Company and its stockholders. Eliminating this staggered system would require each director to stand for election annually and would give stockholders an opportunity to register their view on the performance of each director annually. Electing directors in this manner is one of the best methods available to stockholders to ensure that the Company will be managed in a manner that is in the best interest of stockholders.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them. Source: "Take on the Street" by Arthur Levitt.

The merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified (and certain concerns are noted):

- We can vote on individual directors only once in 3-years.
- Plus our directors can be elected if 90% of our votes are against them.
- Our 75%-vote would be required for shareholder to call a special meeting.
- Our Chairman, Mr. Earley held 3 board directorships – Overextension concern.
- Our Lead Director, Mr. Gilmore was past age 72, held 3 directorships and had 12-years director tenure.
- Plus Mr. Gilmore served on the Universal Technical Institute Board (UTI) rated "D" by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm.
- Mr. Gilmore also served on the board of the underperforming Ford Motor Co. (F) as recently as 2005.
- Three of our directors had 18 to 21-years tenure – Independence concern:
  - Mr. Lobbia
  - Ms. Bauder
  - Mr. Miller
- Two of our directors had non-director links to our company – Independence concern:
  - Mr. Lobbia
  - Mr. Glancy

The above concerns show there is room for improvement and reinforces the reason to take one step forward now to encourage our board to respond positively to this proposal:

Elect Each Director Annually –

Yes on 3

Notes:
Patricia Haddon, 75 Leonard Street 4SE, New York, NY 10013 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Banc of America
Investment Services, Inc.

NJ4-519-15-02
500 Kelby Street
15th Floor
Fort Lee, NJ 07024

Banc of America
Investment Services, Inc.

Supervisory Office
[illegible]
[illegible] Road
4th Floor
Glen Rock, NJ 07452

Tel 201.251.[illegible]
Fax 201.251.[illegible]

December 10, 2007

To Whom It May Concern,

This letter is to verify that Patricia Haddon has owned 1,000 Shares of DTE Energy Holding Co for the past 12 months in her Bank of America Investment brokerage account

Thank you,

Chris Barton
Bank of America
Financial Advisor

Exhibit C

From:	Sandra K Ennis
To:	Tony Morrow; Bruce D. Peterson; minerd@dteenergy.com
Subject:	Fw: DTE Energy Investor - Rule 14a-8 Propsal - 2008 Rule 14a-8 Proposal
Date:	03/10/2008 12:25 PM

I am forwarding on so yo can direct how to respond. Note that he is still sending to the incorrect address even though you provided him with the appropriate contact info

----- Original Message -----
From: Daniel P Miner
Sent: 03/10/2008 12:20 PM EDT
To: Sandra Ennis
Subject: Fw: DTE Energy Investor - Rule 14a-8 Propsal - 2008 Rule 14a-8 Proposal

Sandy,

See below. This email came in to our general Investor Relations account addressed to you.
Please copy me on any reponse you send to this man, John Chevedden, and feel free to call if I can help. (I don't think we can send him text from the proxy before the proxy is filed with the SEC.)

Thanks,

Dan

Dan Miner
Manager, Investor Relations
DTE Energy
(313) 235-5525
minerd@dteenergy.com

-----Forwarded by Daniel P Miner/Employees/dteenergy on 03/10/2008 12:06PM -----

----- Forwarded by Kia L Tucker/Employees/dteenergy on 03/10/2008 11:48 AM -----

olmsted7p@earthlink.net

03/04/2008 09:42 PM

Please respond to olmsted7p@earthlink.net

To investor_relations@dteenergy.com

cc

Subject DTE Energy Investor - Rule 14a-8 Propsal - 2008 Rule 14a-8 Proposal

The following was submitted by a DTE Energy form.
Submitted by olmsted7p@earthlink.net,

email:	olmsted7p@earthlink.net
subject2:	2008 Rule 14a-8 Proposal
message:	Ms. Sandra Kay Ennis

Corporate Secretary

Dear Ms. Ennis
Please forward the rule 14a-8 proposal management position text to be published in the 2008 definitive proxy for the Proposal:
Elect Each Director Annually
Thank you.
John Chevedden
310-371-78782

Submitted: Tue Mar 4 21:42:56 2008
Remote Machine: 192.168.68.151

Exhibit D

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 5, 2008

Mr. Anthony F. Earley
Chairman of the Board
DTE Energy Company (DTE)
2000 Second Ave Rm 2412
Detroit MI 48226

Dear Mr. Earley,

Please advise before Friday the publication date of the Rule 14a-8 proposal by Ms. Patricia Haddon that was submitted in November 2007.

Sincerely,

John Chevedden

cc: Sandra Kay Ennis
Corporate Secretary
Phone: 313 235-4000
Fax: 313 235-8055
FX: 313-235-6743

Patricia Haddon

Exhibit E

From:	Anthony Morrow
To:	olmsted7p@earthlink.net
Subject:	Contact Information
Date:	03/06/2008 03:57 PM

Mr. Chevedden:

Further to your voicemail, please see my contact details below. I would appreciate it if you could confirm by reply e-mail that you have received this message, I'm not entirely sure I got your e-mail address correct.

Kind regards,

Tony Morrow

Anthony G. Morrow
Manager -- Legal (Securities, Finance & Governance)
DTE Energy Company
2000 2nd Avenue
688 WCB
Detroit, MI 48226
Phone: 313.235.8460
Fax: 313.235.8500
E-mail: morrowa@dteenergy.com

From: olmsted
To: Anthony Morrow
Subject: (DTE) Contact Information
Date: 03/06/2008 04:00 PM

Mr. Morrow, Did DTE receive the two faxes sent yesterday.
Sincerely,
John Chevedden

From:	Anthony Morrow
To:	olmsted
cc:	enniss@dteenergy.com
Subject:	Re: (DTE) Contact Information
Date:	03/06/2008 04:36 PM

Mr. Chevedden:

We did receive one fax from you yesterday. Neither of the fax numbers you appear to be using are in our executive offices. I would encourage you to send all future fax communications regarding this matter to the attention of our Corporate Secretary, Sandra Kay Ennis, at 313-235-6031 or to me at the fax number shown below.

Kind regards.

Tony Morrow

Anthony G. Morrow
Manager -- Legal (Securities, Finance & Governance)
DTE Energy Company
2000 2nd Avenue
688 WCB
Detroit, MI 48226
Phone: 313.235.8460
Fax: 313.235.8500
E-mail: morrowa@dteenergy.com

then permanently delete the original message and associated attachments and destroy any copies or printouts. Thank you for your cooperation.

▼ olmsted <olmsted7p@earthlink.net>

olmsted <olmsted7p@earthlink.net>

03/06/2008 04:00 PM

To Anthony Morrow <morrowa@dteenergy.com>

cc

Subject (DTE) Contact Information

Mr. Morrow, Did DTE receive the two faxes sent yesterday.
Sincerely,
John Chevedden

From:	olmsted
To:	Anthony Morrow
Subject:	(DTE) Fax
Date:	03/06/2008 04:55 PM

Mr. Morrow, Please advise the fax number that yesterday's fax was received at.

Sincerely,

John Chevedden

From:	Anthony Morrow
To:	olmsted
Subject:	Re: (DTE) Fax
Date:	03/06/2008 06:18 PM

Mr. Chevedden:

I cannot say with certainty at this time where it was received. It appears that whoever received it forwarded it on to the Corporate Secretary, and that is how we became aware of it.

Kind regards.

Tony Morrow

Anthony G. Morrow
Manager -- Legal (Securities, Finance & Governance)
DTE Energy Company
2000 2nd Avenue
688 WCB
Detroit, MI 48226
Phone: 313.235.8460
Fax: 313.235.8500
E-mail: morrowa@dteenergy.com

▼ olmsted <olmsted7p@earthlink.net>

olmsted <olmsted7p@earthlink.net>

03/06/2008 04:55 PM

To Anthony Morrow <morrowa@dteenergy.com>

cc

Subject (DTE) Fax

Mr. Morrow, Please advise the fax number that yesterday's fax was received at.

Sincerely,

John Chevedden

Exhibit F

PL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 25, 2008

PUBLIC REFERENCE COPY

Brenda A. Hart
Senior Counsel and Assistant Secretary
Alcoa Inc.
390 Park Avenue
New York, NY 10022-4608

Act: 1934
Section:
Rule: 14A8
Public Availability: 2/25/2008

Re: Alcoa Inc.
Incoming letter dated January 3, 2008

Dear Ms. Hart:

This is in response to your letters dated January 3, 2008 and January 11, 2008 concerning the shareholder proposal submitted to Alcoa by The Great Neck Capital Appreciation LTD Partnership. We also have received letters on the proponent's behalf dated January 8, 2008 and January 17, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

February 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alcoa Inc.
Incoming letter dated January 3, 2008

The proposal relates to simple majority voting.

There appears to be some basis for your view that Alcoa may exclude the proposal under rule 14a-8(e)(2) because Alcoa received it after the deadline for submitting proposals. We note in particular your representation that Alcoa received the proposal after this deadline and that the facsimile number used for delivery is not a facsimile number at Alcoa's principal executive offices. Accordingly, we will not recommend enforcement action to the Commission if Alcoa omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Alcoa did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Alcoa's request that the 80-day requirement be waived.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

ALCOA

Alcoa

390 Park Avenue
New York, NY 10022-4608 USA
Tel: 1 212 836 2656
Fax: 1 212 836 2807
brenda.hart@alcoa.com

Brenda A. Hart
Assistant Secretary and
Senior Counsel

January 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Alcoa Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal Sponsored by Mark Filiberto

Ladies and Gentlemen:

This letter is to notify the Securities and Exchange Commission (the "Commission") that Alcoa Inc., a Pennsylvania corporation ("Alcoa"), intends to exclude from its proxy statement and form of proxy for its 2008 annual meeting of shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and supporting statement (together, the "Proposal") received from John Chevedden and sponsored by Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership (the "Proponent"), for the reason described below. A copy of the Proposal is attached hereto as Exhibit A.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, enclosed are six copies of this letter and its attachments. A copy of this letter and its attachments is also being mailed to the Proponent as notice of Alcoa's intention to exclude the Proposal from the 2008 Proxy Materials.

BASIS FOR EXCLUSION

Alcoa believes that the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(e)(2) because Alcoa received the Proposal on December 27, 2007, which was after the properly determined deadline of October 31, 2007 for receipt of shareholder proposals as set forth in Alcoa's proxy statement for the prior year.

THE PROPOSAL

The Proposal requests that Alcoa adopt simple majority vote requirements. Specifically, the Proposal states:

> "RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes special solicitations."

ANALYSIS

I. The Proposal may be Excluded under Rule 14a-8(e)(2) because the Proponent Failed to Submit the Proposal to Alcoa's Principal Executive Offices Prior to the Deadline.

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly-scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Alcoa's proxy statement relating to its 2007 annual meeting (the "2007 Proxy Statement") was released to shareholders on February 28, 2007, as disclosed in the 2007 Proxy Statement. In accordance with Rule 14a-5(e), Alcoa disclosed in the 2007 Proxy Statement the deadline for receipt of shareholder proposals for its 2008 annual meeting, as well as the address for submitting such proposals. Specifically, page 3 of Alcoa's 2007 Proxy Statement (a copy of which is attached hereto as Exhibit B) states the following under the heading "Annual Meeting and Voting – Questions and Answers":

> **"When are the 2008 shareholder proposals due?**
> To be considered for inclusion in the 2008 proxy statement, shareholder proposals must be received in writing at our principal executive offices no later than October 31, 2007. Address all shareholder proposals to: Alcoa, Corporate Secretary's Office, 390 Park Avenue, New York, NY 10022-4608."

Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. Alcoa's 2007 annual meeting of shareholders was held on April 20, 2007. Alcoa's 2008 annual meeting is scheduled to be held on May 8, 2008. Accordingly, the date of the 2008 annual meeting has not been moved by more than 30 days from the date of the 2007 annual meeting, and thus, the proper deadline for shareholder proposals was October 31, 2007, as disclosed in Alcoa's 2007 Proxy Statement.

Alcoa received the Proposal via email from John Chevedden on December 27, 2007, 57 days after the October 31, 2007 deadline. The email was not addressed to Alcoa directly but rather was addressed to "CFLetters@sec.gov" to the attention of the Office of Chief Counsel of the Commission, with Alcoa's Corporate Secretary, Donna C. Dabney, listed as a copied recipient. A copy of the December 27, 2007 email and all other correspondence between Alcoa and the Proponent relating to the Proposal is attached hereto as Exhibit C. Although Mr. Chevedden stated in his December 27, 2007 email that the Proposal "was timely faxed to Alcoa Inc. (AA)", Alcoa had not previously received a copy of the Proposal via facsimile, email, mail or otherwise. The first communication Alcoa received was a fax of a broker letter dated December 3, 2007 from National Financial Services LLC which was faxed by Mr. Chevedden on December 3, 2007 to Alcoa's Pittsburgh, PA office to the attention of Ms. Dabney[1]. The broker letter did not attach a copy of the Proposal. Additional correspondence between Alcoa and the broker and between Alcoa and Mr. Chevedden occurred after December 3, 2007 to the date of Alcoa's receipt of the Proposal on December 27, 2007. All of the correspondence is included in Exhibit C, including, among other items,

---

[1] Ms. Dabney is not located in Alcoa's Pittsburgh office; her office is at Alcoa's principal executive offices at 390 Park Avenue, New York, NY. On December 4, 2007, Alcoa's Pittsburgh office forwarded the broker letter to Ms. Dabney's attention in Alcoa's New York office. Since Ms. Dabney was out of the country on business the week of December 3, a manager in Alcoa's Corporate Secretary's Office, Catherine Darciuc, contacted the broker by telephone on December 5, 2007 to inquire why the broker letter had been sent to Alcoa regarding the beneficial ownership of "THE GREAT NECK CAP APP INVST PARTSHP". Ms. Darciuc also forwarded a copy of the broker letter to the broker's customer service representative in Boston for reference.

1) a fax dated December 10, 2007 from Mr. Chevedden to Ms. Dabney, stating: "Thank you for the December 5, 2007 confirmation of receiving the broker letter for the Rule 14a-8 proposal by The Great Neck Capital Appreciation LTD Partnership on the topic of adopting simple majority voting."; and 2) a reply from Ms. Dabney to Mr. Chevedden dated December 11, 2007 sent by fax and mail informing Mr. Chevedden that Alcoa had not received a shareholder proposal from him on the topic of adopting simple majority voting and that Alcoa's deadline for receipt of shareholder proposals was October 31, 2007.

The staff of the Division of Corporation Finance of the Commission (the "Staff") has strictly construed the Rule 14a-8(e)(2) deadline and consistently concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(e)(2) on the basis that such proposals were not timely submitted. *See, e.g., Fisher Communications, Inc.* (avail. Dec. 19, 2007) (proposal received two days after the submission deadline); *Smithfield Foods, Inc.* (avail. Jun. 4, 2007) (proposal received one day after the submission deadline); *CBS Corporation* (avail. Apr. 12, 2007) (proposal received more than three months after the submission deadline); *USEC Inc.* (avail. Mar. 19, 2007) (proposal received more than two months after the submission deadline); *International Business Machines Corporation* (avail. Dec. 5, 2006) (proposal received one day after the submission deadline); *General Electric Company* (avail. Mar. 7, 2006) (proposal received sixty-nine days after the submission deadline); *KB Home* (avail. Jan. 10, 2006) (proposal received twenty-one days after the submission deadline); and *Dominion Resources, Inc.* (avail. Mar. 2, 2005) (proposal received at principal executive offices two months after published deadline).

In addition, the Staff has stated that shareholders should submit a proposal "well in advance of the deadline and *by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices*." Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001) (emphasis added) Alcoa notes that although the Proposal is labeled "[AA: Rule 14a-8 Proposal, October 26, 2007]" and Mr. Chevedden states in his email of December 27, 2007 that the Proposal was "timely faxed" to Alcoa, Alcoa has no record of receiving the Proposal prior to the December 27, 2007 email. Further, the Proponent has not provided any documentation to demonstrate that the Proposal was timely faxed or otherwise delivered to Alcoa's principal executive offices to comply with the October 31, 2007 deadline for shareholder proposals.

Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, Alcoa has not provided the Proponent with the 14-day notice and opportunity to cure under Rule 14a-8(f)(1). As stated in Rule 14a-8(f)(1), "A company need not provide [the proponent with] such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline." Therefore, Alcoa is not required to send a notice of deficiency to the Proponent under Rule 14a-8(f)(1) for the Proposal to be excluded under Rule 14a-8(e)(2).

II. Waiver of the 80-Day Requirement in Rule 14a-8(j)(1) is Appropriate.

Alcoa intends to file its definitive 2008 Proxy Materials with the Commission on March 14, 2008. Alcoa respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) that Alcoa file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive 2008 Proxy Materials with the Commission. Alcoa did not receive the Proposal until December 27, 2007, which was after the 80-day deadline. Rule 14a-8(j)(1) provides that the Staff may permit the company to seek relief from the 80-day deadline upon a showing that good cause exists.

The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the untimely submission of a proposal by a shareholder prevented the company from satisfying the 80-day provision. *See* Staff Legal Bulletin No. 14B (September 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed."). *See also, e.g., CBS*

Corporation (avail. Apr. 12, 2007) (proposal received less than 80 days before the date the company planned to file its definitive proxy materials); *USEC Inc.* (avail. Mar. 19, 2007) (proposal received after the 80-day deadline); *Dominion Resources, Inc.* (avail. Mar. 2, 2005) (proposal received at the principal executive offices after the 80-day deadline); *General Electric Company* (avail. Feb. 10, 2005) (proposal submitted to the company after the 80-day point had passed); and *International Business Machines Corporation* (avail. Mar. 6, 2003) (proposal filed with the company fewer than 80 days before the date the company intended to file its proxy materials). Accordingly, I believe that Alcoa has "good cause" for its inability to meet the 80-day requirement, and I respectfully request that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

Based on the foregoing, I respectfully request that the Staff (1) concur that it will take no action if Alcoa excludes the Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proponent has submitted the Proposal after the deadline for shareholder proposals; and (2) waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the date of filing of Alcoa's definitive 2008 Proxy Materials with the Commission.

Please direct any questions or comments regarding this request to the undersigned at Alcoa Inc., 390 Park Avenue, New York, New York 10022 (telephone 212-836-2656; fax 212-836-2807).

Thank you for your consideration.

Very truly yours,

Brenda Hart

Brenda A. Hart
Senior Counsel and Assistant Secretary

Enclosures

EXHIBIT A

[Proposal]

Hart, Brenda A.

From: olmsted [olmsted7p@earthlink.net]
Sent: Thursday, December 27, 2007 11:22 PM
To: CFLETTERS@SEC.GOV
Cc: Dabney, Donna C.
Subject: Alcoa Inc. (AA) Rule 14a-8 Proposal: Adopt Simple Majority Vote

Attachments: AA.doc

AA.doc (35 KB)

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 27, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Alcoa Inc. (AA)
Rule 14a-8 Proposal: Adopt Simple Majority Vote

Ladies and Gentlemen:

The attached proposal was timely faxed to Alcoa Inc. (AA) and Alcoa confirmed that it received the broker letter.

Sincerely,
John Chevedden

cc: Donna C. Dabney <donna.dabney@alcoa.com>
Corporate Secretary
Alcoa Inc. (AA)
390 Park Avenue
New York NY 10022
PH: 212-836-2688
FX: 212-836-2807

The Great Neck Capital Appreciation LTD Partnership,

[AA: Rule 14a-8 Proposal, October 26, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes special solicitations.

Simple majority vote won an impressive 72% yes-vote average at 24 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of simple majority vote.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority under our 80% supermajority provision. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) proposal failed to pass even though 90% of votes cast were yes-votes. While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguably most often used to block initiatives opposed by management but supported by most shareowners. The Goodyear vote is a perfect illustration.

Adoption of this proposal would facilitate the adoption of annul election of each of our directors. Shareholders are encouraged to submit an annual election shareholder proposal so that it can be adopted soon by our company.

The merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported (and certain concerns are noted):

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  "High Concern" in Executive Pay.
- Shareholders were only allowed to vote on individual directors once in 3-years – Accountability concern.
- Plus our directors can still remain on our Board even if 90% of shares vole against each of them.
- Four of our directors owned no stock:
  Mr. Ghosn
  Ms. Fuller
  Mr. Ponce de Leon
  Mr. Tata
- We had no shareholder right to:
  1) Cumulative voting.
  2) To act by written consent.
  3) To call a special meeting.

Additionally:

- Ten of our directors were designated "Accelerated Vesting" directors by The Corporate Library – due to these director's involvement with a board that accelerated stock option vesting in order to avoid recognizing the corresponding expense.
- We had no independent Chairman – Independent oversight concern.
- Plus our lead director, Mr. Thomas had 30-years tenure – Independence concern.

- Mr. Thomas (our Lead Director) and Mr. Schacht (on our Audit Committee) were each designated as "Problem Directors" by The Corporate Library due to the loss of significant shareholder value at Lucent Technologies during their Lucent director tenure.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now to encourage our board to:

Adopt Simple Majority Vote –
Yes on 3

Notes:
Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

[Excerpt from Alcoa's 2007 Proxy Statement setting forth the October 31, 2007 deadline]

ALCOA



Delivering Now...

...and Building for the Future

2007 Notice of Annual Meeting and Proxy Statement

390 Park Avenue
New York, NY 10022-4608

NOTICE OF 2007 ANNUAL MEETING

February 26, 2007

Alcoa's annual meeting of shareholders will be held on Friday, April 20, 2007 at 9:30 a.m. We will meet in the Allegheny Ballroom of the Westin Convention Center Hotel, 1000 Penn Avenue, Pittsburgh, Pennsylvania 15222. You may vote at this meeting if you owned common stock at the close of business on January 23, 2007.

At the meeting, we plan to:

- elect four directors to serve new terms;
- vote on ratification of the independent auditor selected by the Audit Committee of the Board of Directors; and
- attend to other business properly presented at the meeting or any adjournment thereof.

On behalf of Alcoa's Board of Directors,

Donna Dabney
Secretary

out-of-pocket expenses for sending proxy materials to shareholders and obtaining their votes.

How do I comment on company business?
Your comments are collected from the proxy card and the Internet if you vote by mailing the proxy card or by using the Internet. You may also send your comments to us in care of the Corporate Secretary. Although it is not possible to respond to each shareholder, your comments help us to understand your concerns and address your needs.

May I nominate someone to be a director of Alcoa?
Yes, please *see page 53 of this proxy statement for complete details.*

When are the 2008 shareholder proposals due?
To be considered for inclusion in the 2008 proxy statement, shareholder proposals must be received in writing at our principal executive offices no later than October 31, 2007. Address all shareholder proposals to: Alcoa, Corporate Secretary's Office, 390 Park Avenue, New York, NY 10022-4608. For any proposal that is not submitted for inclusion in next year's proxy statement, but is instead sought to be presented directly at the 2008 annual meeting, notice of intention to present the proposal must be received in writing by January 21, 2008. Address all notices of intention to present proposals at the 2008 annual meeting to: Alcoa, Corporate Secretary's Office, 390 Park Avenue, New York, NY 10022-4608. For information on the procedures for shareholder nominations of director candidates for the 2008 annual meeting, *see "Nominating Candidates for Election to the Board" on page 53 of this proxy statement.*

Will the annual meeting be webcast?
Yes, the audio portion of our annual meeting will be webcast on April 20, 2007. You are invited to visit *http://www.alcoa.com* under "About Alcoa – Corporate Governance – Annual Meeting" at 9:30 a.m. Eastern Daylight Time on April 20, 2007, to access the webcast of the meeting. Registration to the audio webcast is required. Pre-registration will be available beginning April 16, 2007. An archived copy of the webcast will also be available on our website.

HOUSEHOLDING INFORMATION

We have adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, shareholders of record who have the same last name and address and do not participate in electronic delivery of proxy materials will receive only one copy of our proxy statement and Annual Report, unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees. Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you participate in householding and wish to receive a separate copy of this proxy statement and the 2006 Annual Report, please call 1 800 522-6757, or submit a request in writing to: Alcoa, Corporate Communications, 201 Isabella Street, Pittsburgh, PA 15212-5858, and a copy of each of these documents will be provided to you promptly.

If you do not wish to continue participating in householding and prefer to receive separate copies of future proxy statements and Annual Reports, please call 1 888 262-1102, or notify Alcoa in writing at the following address: Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230-1150.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of the proxy statement and Annual Report, and you wish to receive only a single copy of each of these documents for your household, please contact Corporate Election Services as indicated above.

EXHIBIT C

[Copy of all Correspondence between Alcoa and the Proponent relating to the Proposal]

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

December 03, 2007

ALCOA INC.
390 PARK AVE
NEW YORK, NY 10022-4608

Dear Sirs:

This letter certifies that THE GREAT NECK CAP APP INVST PARTSHP,
is currently a beneficial owner of Alcoa Inc., and has held
a security position with National Financial Services, LLC dating back to October ,2005

This original purchase consisted of 300 shares: Client bought additional 350 and sold 200 shares
The current holding is 450 shares.

Sincerely,

Lewis Trezza, Manager
Proxy Department

Rule 14a-8 Proposal Broker Letter, 10-26-07

Post-it® Fax Note 7671	Date 12-3-07	# of pages ▶
To Donna Dabney	From John Chevedden	
Co./Dept.	Co. olmsted7p@earthlink.net	
Phone #	Phone #	
Fax # 412-553-4498	Fax # 310-371-7872	

ALCOA
CORPORATE SECRETARY'S OFFICE

FACSIMILE TRANSMISSION COVER SHEET

DATE: December 5, 2007

SEND FACSIMILE TO: National Financial Services LLC
200 Seaport Boulevard
Boston, Massachusetts 02110
Facsimile: 800 961 2297

FROM: MS. Catherine Darciuc
Alcoa Inc.
390 Park Avenue
New York, NY 10022

TELEPHONE NUMBER: 212-836-2732 (USA; direct dial)

TOTAL PAGES INCLUDING THIS TRANSMITTAL PAGE: 2

PLEASE CALL CATHERINE DARCIUC AT 212-836-2732 IF YOU HAVE DIFFICULTY RECEIVING THIS TRANSMISSION.

MESSAGE:

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

December 03, 2007

ALCOA INC.
390 PARK AVE
NEW YORK, NY 10022-4608

Dear Sirs:

This letter certifies that THE GREAT NECK CAP APP INVST PARTSHP, is currently a beneficial owner of Alcoa Inc., and has held a security position with National Financial Services, LLC dating back to October ,2005

This original purchase consisted of 300 shares: Client bought additional 350 and sold 200 shares
The current holding is 450 shares.

Sincerely,

Lewis Trezza, Manager
Proxy Department

Rule 14a-8 Proposal Broker Letter, 12-26-07

Post-it® Fax Note 7671	Date 12-3-07 # of pages ▶
To Danny Dabney	From John Chevedden
Co./Dept.	Co.
Phone #	Phone #
Fax # 412-553-7777	Fax # 310-371-7872

AUTOMATIC COVER SHEET

DATE : DEC-05-2007 WED 10:41 AM

TO :

FAX #: 918009612297

FROM : ALCOA INC.

FAX #: 1 212 836 2807

PAGES: 03 PAGES WERE SENT
(INCLUDING THIS PAGE)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 10, 2007

Ms. Donna C. Dabney
Corporate Secretary
Alcoa Inc.
390 Park Avenue
New York NY 10022
FX: 212-836-2807

Rule 14a-8 Proposal: Adopt Simple Majority Vote

Dear Ms. Dabney,

Thank you for the December 5, 2007 confirmation of receiving the broker letter for the Rule 14a-8 proposal by The Great Neck Capital Appreciation LTD Partnership on the topic of adopting simple majority voting.

Sincerely,

John Chevedden

cc: Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
FX: 202-772-9201

The Great Neck Capital Appreciation LTD Partnership

ALCOA

Alcoa
390 Park Avenue
New York, New York 10022 USA

Donna Dabney
Corporate Secretary
Corporate Governance Counsel

212 836 2688
donna.dabney@alcoa.com

December 11, 2007

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Via Fax: 310 371 7872

Dear Mr. Chevedden:

Regarding your fax message to me dated December 10, 2007, Alcoa Inc. has not received a proposal from you on the topic of adopting simple majority voting. The deadline for shareholder proposals to be submitted to Alcoa Inc. under Rule 14a-8 was October 31, 2007.

Regards,

Donna Dabney

cc: Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Fax: 202 772 9201

TRANSACTION REPORT

DEC-11-2007 TUE 05:24 PM

TX (MEMORY)

#	DATE	START TM	RECEIVER	COM TIME	PGS	TYPE/NOTE	DEPT	FILE
1	DEC-11	05:23 PM	913103717872	0:00:31	3	SG3 OK		031
TOTAL				0:00:31	3			

TRANSACTION REPORT

DEC-11-2007 TUE 05:17 PM

TX (MEMORY)

#	DATE	START TM	RECEIVER	COM TIME	PGS	TYPE/NOTE	DEPT	FILE
1	DEC-11	05:17 PM	912027729201	0:00:27	3	SG3 OK		030
			TOTAL	0:00:27	3			

Hart, Brenda A.

From:	olmsted [olmsted7p@earthlink.net]
Sent:	Friday, December 14, 2007 9:54 AM
To:	Dabney, Donna C.
Cc:	CFLETTERS@SEC.GOV
Subject:	Rule 14a-8 proposal (AA)

Ms. Donna C. Dabney
Corporate Secretary
Alcoa Inc. (AA)
390 Park Avenue
New York NY 10022
PH: 212-836-2688
FX: 212-836-2807

Dear Ms. Dabney,
It is interesting to note the narrow text of your message by which you failed to note that your company acknowledged the receipt of the rule 14a-8 proposal broker letter. Is it your contention that you were in the dark about your company's acknowledgement of the broker letter? Or did you or your staff direct this acknowledgement?
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Mark Filiberto

------ Forwarded Message
From: "Dabney, Donna C." <Donna.Dabney@alcoa.com>
Date: Fri, 14 Dec 2007 08:44:20 -0500
To: olmsted <olmsted7p@earthlink.net>
Cc: <CFLETTERS@SEC.GOV>
Conversation: Rule 14a-8 proposal (AA)
Subject: RE: Rule 14a-8 proposal (AA)

Dear Mr. Chevedden,
I did not acknowledge the broker's letter.
Sincerely,
Donna Dabney
Secretary and
Corporate Governance Counsel
Alcoa Inc.
390 Park Avenue
New York, NY 10022

-----Original Message-----
From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 13, 2007 11:53 PM
To: Dabney, Donna C.
Cc: CFLETTERS@SEC.GOV
Subject: Rule 14a-8 proposal (AA)

Ms. Donna C. Dabney
Corporate Secretary
Alcoa Inc. (AA)
390 Park Avenue

New York NY 10022
PH: 212-836-2688
FX: 212-836-2807

Dear Ms. Dabney,
It is at minimum an unusual business practice to first acknowledge a broker
letter and then later claim that the corresponding rule 14a-8 proposal was
not received.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Mark Filiberto

Hart, Brenda A.

From:	Dabney, Donna C.
Sent:	Friday, December 14, 2007 9:03 AM
To:	Dabney, Donna C.; olmsted
Cc:	CFLETTERS@SEC.GOV
Subject:	RE: Rule 14a-8 proposal (AA)
Attachments:	RE: Rule 14a-8 proposal (AA)

RE: Rule 14a-8 proposal (AA)

Dear Mr. Chevedden,
Further to my message below, I attach a summary of what we know about this matter. We did not receive any proposal from you. Our deadline was October 31, 2007.
Sincerely,
Donna Dabney

-----Original Message-----
From: Dabney, Donna C.
Sent: Friday, December 14, 2007 8:44 AM
To: 'olmsted'
Cc: CFLETTERS@SEC.GOV
Subject: RE: Rule 14a-8 proposal (AA)

Dear Mr. Chevedden,
I did not acknowledge the broker's letter.
Sincerely,
Donna Dabney
Secretary and
Corporate Governance Counsel
Alcoa Inc.
390 Park Avenue
New York, NY 10022

-----Original Message-----
From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 13, 2007 11:53 PM
To: Dabney, Donna C.
Cc: CFLETTERS@SEC.GOV
Subject: Rule 14a-8 proposal (AA)

Ms. Donna C. Dabney
Corporate Secretary
Alcoa Inc.. (AA)
390 Park Avenue
New York NY 10022
PH: 212-836-2688
FX: 212-836-2807

Dear Ms. Dabney,
It is at minimum an unusual business practice to first acknowledge a broker letter and then later claim that the corresponding rule 14a-8 proposal was not received.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Mark Filiberto

Hart, Brenda A.

From: Darciuc, Catherine F.
Sent: Friday, December 14, 2007 8:53 AM
To: Dabney, Donna C.
Subject: RE: Rule 14a-8 proposal (AA)

Hi Donna,
The letter from National Financial Services was faxed to the Pittsburgh mailroom and forwarded to our attention via email on Tuesday, December 4.

On Wednesday, December 5, I called the main number for National Financial Services main number and was directed to Customer Services, located in Boston. http://www.nationalfinancial.com/regional.shtml I spoke to a customer service representative asking to speak with Lexi Trezza, Manager, Proxy Department. Since Lexi Trezza was unavailable, the Customer Service representative asked that I fax the letter I received to him and he would look into why the letter was sent to Alcoa.

On Friday, December 6, I received a phone call from the same customer service representative stating that National Financial received a request from Great Neck to send the letter to our attention and that a shareholder proposal would follow in the next few days. I told him that our shareholder proposal deadline was October 31.

Cat

-----Original Message-----
From: Dabney, Donna C.
Sent: Friday, December 14, 2007 8:43 AM
To: Darciuc, Catherine F.
Subject: FW: Rule 14a-8 proposal (AA)

-----Original Message-----
From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 13, 2007 11:53 PM
To: Dabney, Donna C.
Cc: CFLETTERS@SEC.GOV
Subject: Rule 14a-8 proposal (AA)

Ms. Donna C. Dabney
Corporate Secretary
Alcoa Inc. (AA)
390 Park Avenue
New York NY 10022
PH: 212-836-2688
FX: 212-836-2807

Dear Ms. Dabney,
It is at minimum an unusual business practice to first acknowledge a broker letter and then later claim that the corresponding rule 14a-8 proposal was not received.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Mark Filiberto

Hart, Brenda A.

From:	olmsted [olmsted7p@earthlink.net]
Sent:	Saturday, December 15, 2007 1:06 AM
To:	Dabney, Donna C.
Subject:	Rule 14a-8 proposal (AA)
Attachments:	Adbee52dc-b728-42a3-aece-4734f7c0cf25.TIF

Ms. Donna C. Dabney
Corporate Secretary
Alcoa Inc. (AA)
390 Park Avenue
New York NY 10022
PH: 212-836-2688
FX: 212-836-2807

Dear Ms. Dabney,
Do you know why the broker letter fax received by the "Pittsburgh mailroom" was acknowledged by the Alcoa New York office per the attachment.
Thank you.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Mark Filiberto

ALCOA
CORPORATE SECRETARY'S OFFICE

FACSIMILE TRANSMISSION COVER SHEET

DATE: December 5, 2007

SEND FACSIMILE TO: National Financial Services LLC
200 Seaport Boulevard
Boston, Massachusetts 02110
Facsimile: 800 961 2297

FROM: MS. Catherine Darciuc
Alcoa Inc.
390 Park Avenue
New York, NY 10022

TELEPHONE NUMBER: 212-836-2732 (USA; direct dial)

TOTAL PAGES INCLUDING THIS TRANSMITTAL PAGE: 2

PLEASE CALL CATHERINE DARCIUC AT 212-836-2732 IF YOU HAVE DIFFICULTY RECEIVING THIS TRANSMISSION.

MESSAGE:

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

December 03, 2007

ALCOA INC.
390 PARK AVE
NEW YORK, NY 10022-4608

Dear Sirs:

This letter certifies that THE GREAT NECK CAP APP INVST PARTSHP,
is currently a beneficial owner of Alcoa Inc., and has held
a security position with National Financial Services, LLC dating back to October ,2005

This original purchase consisted of 300 shares; Client bought additional 350 and sold 200 shares
The current holding is 450 shares.

Sincerely,

Lewis Trezza, Manager
Proxy Department

Rule 14a-8 Proposal Broker Letter, 11-26-07

Post-it® Fax Note 7671	Date 12-3-07 / # of pages ▶
To [illegible]	From John Chevedden
Co./Dept.	Co. [illegible]
Phone #	Phone #
Fax # [illegible]	Fax # 310-371-7872

AUTOMATIC COVER SHEET

DATE : DEC-05-2007 WED 10:41 AM

TO :

FAX #: 918009612297

FROM : ALCOA INC.

FAX #: 1 212 836 2807

PAGES: 03 PAGES WERE SENT
(INCLUDING THIS PAGE)

Hart, Brenda A.

From: olmsted [olmsted7p@earthlink.net]
Sent: Thursday, December 27, 2007 11:22 PM
To: CFLETTERS@SEC.GOV
Cc: Dabney, Donna C.
Subject: Alcoa Inc. (AA) Rule 14a-8 Proposal: Adopt Simple Majority Vote

Attachments: AA.doc

AA.doc (35 KB)

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 27, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Alcoa Inc. (AA)
Rule 14a-8 Proposal: Adopt Simple Majority Vote

Ladies and Gentlemen:

The attached proposal was timely faxed to Alcoa Inc. (AA) and Alcoa confirmed that it received the broker letter.

Sincerely,
John Chevedden

cc: Donna C. Dabney <donna.dabney@alcoa.com>
Corporate Secretary
Alcoa Inc. (AA)
390 Park Avenue
New York NY 10022
PH: 212-836-2688
FX: 212-836-2807

The Great Neck Capital Appreciation LTD Partnership,

[AA: Rule 14a-8 Proposal, October 26, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes special solicitations.

Simple majority vote won an impressive 72% yes-vote average at 24 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of simple majority vote.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority under our 80% supermajority provision. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) proposal failed to pass even though 90% of votes cast were yes-votes. While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguably most often used to block initiatives opposed by management but supported by most shareowners. The Goodyear vote is a perfect illustration.

Adoption of this proposal would facilitate the adoption of annul election of each of our directors. Shareholders are encouraged to submit an annual election shareholder proposal so that it can be adopted soon by our company.

The merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported (and certain concerns are noted):

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  "High Concern" in Executive Pay.
- Shareholders were only allowed to vote on individual directors once in 3-years – Accountability concern.
- Plus our directors can still remain on our Board even if 90% of shares vole against each of them.
- Four of our directors owned no stock:
  Mr. Ghosn
  Ms. Fuller
  Mr. Ponce de Leon
  Mr. Tata
- We had no shareholder right to:
  1) Cumulative voting.
  2) To act by written consent.
  3) To call a special meeting.

Additionally:

- Ten of our directors were designated "Accelerated Vesting" directors by The Corporate Library – due to these director's involvement with a board that accelerated stock option vesting in order to avoid recognizing the corresponding expense.
- We had no independent Chairman – Independent oversight concern.
- Plus our lead director, Mr. Thomas had 30-years tenure – Independence concern.

• Mr. Thomas (our Lead Director) and Mr. Schacht (on our Audit Committee) were each designated as "Problem Directors" by The Corporate Library due to the loss of significant shareholder value at Lucent Technologies during their Lucent director tenure.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now to encourage our board to:

Adopt Simple Majority Vote –
Yes on 3

Notes:
Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 8, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Alcoa Inc. (AA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

The exhibits with the company January 3, 2008 no action request are evidence that the Alcoa Corporate Center is synonymous with Alcoa's Principle Executive Offices. For instance when the bare one-page broker letter was faxed to FX: 412-553-4498 on December 3, 2007 this triggered a company fax in two-days from the "Alcoa Corporate Secretary's Office" with the fax of 212-836-2807 to the source of the broker letter, National Financial Services LLC.

The company clearly received the three-page rule 14a-8 resolution and cover letter fax (per the attached fax confirmation sheet) at FX: 412-553-4498 on October 26, 2007 because the "Alcoa Corporate Secretary's Office" provided evidence that it received the bare one-page December 3, 2007 fax of the broker letter to the same fax number.

It seems at least disingenuous for the "Alcoa Corporate Secretary's Office" to take the extraordinary effort to locate an "800" fax number of the broker in Boston within two-days for a fax addressed to Ms. Donna C. Dabney with no job title. And then to not attempt to communicate with the shareholder party whatsoever who listed a fax number in the cover letter addressed to the Chairman of the company, listing his name and title, faxed on October 26, 2007 (attached). October 26, 2007 was 5-days before the rule 14a-8 resolution due date.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Brenda Hart <brenda.hart@alcoa.com>
Assistant Secretary

The Great Neck Capital Appreciation LTD Partnership
1981 Marcus Ave, Suite C114, Lake Success, NY 11042

October 26, 2007

Mr. Alain J. P. Belda
Chairman of the Board
Alcoa Inc.
390 Park Avenue
New York NY 10022

Rule 14a-8 Proposal

Dear Mr. Belda,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205, Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Mark Filiberto,
General Partner

cc: Donna C. Dabney
Corporate Secretary
Phone: 212-836-2674
Fax: 412-553-4498

ACTIVITY REPORT

TIME : 10/29/2007 08:02

DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
			01:17	03	OK	TX	ECM
			01:16	03	OK	TX	ECM
			01:18	03	OK	TX	ECM
			01:15	03	OK	TX	ECM
			00	00	BUSY	TX	
			01:17	03	OK	TX	ECM
			01:16	03	OK	TX	ECM
			01:51	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:15	03	OK	TX	ECM
			01:20	03	OK	TX	ECM
			01:19	03	OK	TX	ECM
			01:47	03	OK	TX	ECM
			01:47	03	OK	TX	ECM
			01:08	03	OK	TX	ECM
			01:08	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:13	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:25	03	OK	TX	ECM
			39	01	OK	RX	ECM
10/26	13:10	14125534498	01:21	03	OK	TX	ECM
			57	01	OK	RX	ECM
			01:25	03	OK	TX	ECM
			01:18	03	OK	TX	ECM
			01:12	03	OK	TX	ECM
			01:11	03	OK	TX	ECM

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION
CV : COVERPAGE
CA : CALL BACK MSG
POL : POLLING
RET : RETRIEVAL

ALCOA

Alcoa

390 Park Avenue
New York, NY 10022-4608 USA
Tel: 1 212 836 2656
Fax: 1 212 836 2807
brenda.hart@alcoa.com

Brenda A. Hart
Assistant Secretary and
Senior Counsel

January 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Alcoa Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal Sponsored by Mark Filiberto

Ladies and Gentlemen:

This letter is to supplement my letter dated January 3, 2008 (the "Request Letter") submitted on behalf of Alcoa Inc. ("Alcoa") regarding a shareholder proposal (the "Proposal") received from John Chevedden sponsored by Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership (the "Proponent"), and to respond to a January 8, 2008 e-mail from the Proponent.

As indicated in the Request Letter, Alcoa intends to exclude the Proposal from its proxy statement and form of proxy for its 2008 annual meeting of shareholders (collectively, the "2008 Proxy Materials") in reliance on Rule 14a-8(e)(2) because the Proposal was not received by Alcoa at its principal executive offices until after the properly determined deadline of October 31, 2007.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this letter and its attachments is also being mailed concurrently to the Proponent.

<u>**Additional Correspondence from the Proponent**</u>

On January 8, 2008, Alcoa received an e-mail from the Proponent (the "January 8 E-mail"), a copy of which is attached hereto as <u>Exhibit A</u>, in which the Proponent attached the following:

(1) a copy of a cover letter dated October 26, 2007 (the "Cover Letter") addressed to "Mr. Alain J. P. Belda, Chairman of the Board, Alcoa Inc., 390 Park Avenue, New York, NY 10022", referencing a Rule 14a-8 proposal being submitted to Alcoa, with the notation "cc: Donna C. Dabney, Corporate Secretary, Phone: 212-836-2674, Fax: 412-553-4498" included at the bottom of the letter;

(2) a fax activity report showing a three-page fax transmission to fax number "14125534498" on "10/26"; and

(3) a letter to the Staff, in which the Proponent states, among other things, that "the Alcoa Corporate Center is synonymous with Alcoa's Principle Executive Offices."

Factual Background

As stated in the Request Letter, the deadline for receipt of shareholder proposals at Alcoa's principal executive offices for inclusion in Alcoa's 2008 Proxy Materials was October 31, 2007. Alcoa's principal executive offices are located in New York, New York. The chronology of events relating to Alcoa's receipt of the Proposal is as follows:

- On December 3, 2007, the Proponent faxed to Alcoa's Pittsburgh offices a broker letter dated December 3, 2007 addressed to Donna Dabney, Alcoa's Corporate Secretary.

- Ms. Dabney is located in Alcoa's principal executive offices in New York.

- On December 4, 2007, a mailroom employee in Alcoa's Pittsburgh offices forwarded a copy of the broker letter to Ms. Dabney in New York.

- On December 5, 2007, a manager in Alcoa's Corporate Secretary's Office in New York contacted the broker to inquire why the broker letter had been sent to Alcoa, as Alcoa had not received a shareholder proposal from the beneficial owner of the stock (The Great Neck Capital Appreciation LTD Partnership) that was referred to in the broker letter.

- On December 27, 2007, the Proponent e-mailed to the Office of Chief Counsel of the Commission, with a copy to Ms. Dabney, a copy of the Proposal dated October 26, 2007.

- On January 8, 2008, the Proponent e-mailed to the Office of the Chief Counsel of the Commission the January 8 E-mail, with a copy to the undersigned. The January 8 E-mail attached a copy of the Cover Letter dated October 26, 2007.

- No one in Alcoa's principal executive offices had received a copy of the Proposal or the Cover Letter before the December 27, 2007 and January 8, 2008 e-mails, respectively.

- Alcoa's Pittsburgh office has no record of receiving the Proposal or the Cover Letter by facsimile. As such, Alcoa's Pittsburgh office did not forward the Proposal or the Cover Letter to Alcoa's principal executive offices in New York.

Discussion

The Proposal may be excluded from Alcoa's 2008 Proxy Materials in reliance on Rule 14a-8(e)(2) because neither the Proposal nor the Cover Letter was received at Alcoa's principal executive offices by the October 31, 2007 deadline.

1. The Facsimile Number used by the Proponent for Delivery is not a Facsimile Number at Alcoa's Principal Executive Offices.

The Proponent claims that he faxed the Cover Letter and the Proposal to Alcoa's offices in Pittsburgh, Pennsylvania before the deadline. Alcoa does not know whether the fax activity report submitted by the Proponent in the January 8 E-mail was in fact the transmission of the Cover Letter and/or the Proposal as stated by the Proponent. Even if it was, the transmission to Alcoa's offices in Pittsburgh did not constitute delivery to Alcoa's principal executive offices as required by Rule 14a-8(e)(2). Alcoa's Corporate Center in Pittsburgh is not synonymous with Alcoa's principal executive offices in New York. In early 2006, Alcoa changed the location of its principal executive offices from Pittsburgh to New York.

Alcoa provided notice of this change in its Annual Report on Form 10-K for the year ended December 31, 2005 (filed February 17, 2006) and filed its amended by-laws reflecting the change of principal office as an exhibit. Subsequent filings by Alcoa with the Commission have identified the address of Alcoa's principal executive offices as 390 Park Avenue, New York, NY 10022-4608. Therefore, the Proponent, and Alcoa's other shareholders, were on notice of the change in the location of Alcoa's principal executive offices for more than a year and a half before the October 31, 2007 deadline for shareholder proposals. Moreover, as noted in the Request Letter, the address of Alcoa's principal executive offices, together with the October 31, 2007 deadline for receipt of shareholder proposals, was set forth in Alcoa's proxy statement relating to its 2007 annual meeting (the "2007 Proxy Statement") in accordance with Rule 14a-5(e). The Proponent appears to have been aware of the address of Alcoa's principal executive offices because he addressed the Cover Letter to Mr. Belda at the New York address; yet, the Proponent did not mail, and does not claim that he mailed, the Cover Letter to the New York address that he included on the Cover Letter.

In *Staff Legal Bulletin No. 14C (June 28, 2005)*, the Staff stated that if the proponent chooses to transmit its materials by facsimile, the proponent is responsible for ensuring that it has obtained the correct facsimile number for making such submissions. The Staff further stated that "shareholder proponents should use the facsimile number for submitting proposals that the company disclosed in its most recent proxy statement." In this case, Alcoa's 2007 Proxy Statement did not identify facsimile transmission as an appropriate means by which shareholder proposals should be submitted and did not include a fax number to be used for that purpose. Rather, as noted in the Request Letter, the 2007 Proxy Statement directed that shareholder proposals be addressed to "Alcoa, Corporate Secretary's Office, 390 Park Avenue, New York, NY 10022-4608."

In prior interpretations, the Staff has concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(e)(2) where the proposal was submitted by fax to a location other than the company's principal executive offices and not received at the company's principal executive offices by the deadline. *See, e.g., AT&T Inc.* (avail. Dec. 20, 2007) (proposal excludable when faxed to an office other than the company's principal executive offices); and *Xerox Corporation* (avail. May 2, 2005) (proposal submitted by Mr. Chevedden excludable when faxed to a fax machine in Xerox's treasury department which was located on a different floor within Xerox's large office building). Additionally, the Staff advised in *Staff Legal Bulletin No. 14 (July 13, 2001)* that "(t)he proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company *or to another company location,* this would not satisfy the requirement." (emphasis added)

In this case, the Proponent's fax was directed to an Alcoa location that was Alcoa's former principal executive offices. In prior interpretations, the Staff has concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(e)(2) submitted to the address of the company's former principal executive offices and not received at the company's current principal executive offices by the deadline. *See, e.g., Exxon Corporation* (avail. Dec. 31, 1998) (proposal excludable when received five days after the deadline because the shareholder sent the proposal by Federal Express to the address of the company's former principal executive offices, even though the company's SEC filings for the three years since the move had indicated the proper address for the principal executive offices).

2. <u>The Proponent has failed to produce evidence of receipt of the Cover Letter and/or the Proposal</u>.

Rule 14a-8(e)(1) recommends that "[i]n order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery." The Cover Letter is dated October 26, 2007 and the Proponent maintains that it was transmitted by facsimile to Alcoa's Pittsburgh offices. The Proponent also provides a copy of a fax activity report that shows transmission of a three-page fax on "10/26" to a fax number that corresponds to a fax machine located in the mailroom in Alcoa's Pittsburgh office. However, such fax activity report does not satisfy the requirements of Rule 14a-8(e) because (1) Alcoa's Pittsburgh office is not its principal executive offices, (2) the Proponent has provided no evidence of facsimile transmission to or receipt by Alcoa's principal executive offices, and (3) Rule 14a-8(e)(2) requires the actual receipt of the Proposal rather than the mere transmission of the Proposal. Thus, any assertion by the Proponent that the Cover Letter or the Proposal was faxed requires proof of receipt. In *Weyerhaeuser Company* (avail. Feb. 19, 1999), the Staff agreed with this position in excluding an untimely proposal because the company denied receiving the proposal by fax and the proponent offered no evidence of receipt. In this case, Alcoa did not timely receive the Proposal by fax or other method of delivery at its principal executive offices, which fact is not controverted by any evidence offered by the Proponent. Therefore, the Proponent has not complied with Rule 14a-8(e)(2).

<u>Conclusion</u>

Because neither the Cover Letter nor the Proposal was received at Alcoa's principal executive offices by the properly determined deadline for shareholder proposals, I respectfully request that the Staff concur that it will take no action if Alcoa excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(e)(2).

Please direct any questions or comments regarding this request to the undersigned at Alcoa Inc., 390 Park Avenue, New York, New York 10022 (telephone 212-836-2656; fax 212-836-2807).

Thank you for your consideration.

Very truly yours,

Brenda Hart

Brenda A. Hart
Senior Counsel and Assistant Secretary

Enclosure

cc: Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Mr. Mark Filiberto
General Partner
The Great Neck Capital Appreciation LTD Partnership
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

EXHIBIT A

[Proponent's January 8 E-mail]

Hart, Brenda A.

From: olmsted [olmsted7p@earthlink.net]
Sent: Tuesday, January 08, 2008 10:55 AM
To: CFLETTERS@SEC.GOV
Cc: Hart, Brenda A.
Subject: # 1 Alcoa Inc. (AA) Rule 14a-8 Proposal: Simple Majority Vote

Attachments: AA=SMV.doc; AA=CL.pdf; AA.pdf

AA=SMV.doc (28 KB) AA=CL.pdf (69 KB) AA.pdf (40 KB)

Please see the attachment.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 8, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Alcoa Inc. (AA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

The exhibits with the company January 3, 2008 no action request are evidence that the Alcoa Corporate Center is synonymous with Alcoa's Principle Executive Offices. For instance when the bare one-page broker letter was faxed to FX: 412-553-4498 on December 3, 2007 this triggered a company fax in two-days from the "Alcoa Corporate Secretary's Office" with the fax of 212-836-2807 to the source of the broker letter, National Financial Services LLC.

The company clearly received the three-page rule 14a-8 resolution and cover letter fax (per the attached fax confirmation sheet) at FX: 412-553-4498 on October 26, 2007 because the "Alcoa Corporate Secretary's Office" provided evidence that it received the bare one-page December 3, 2007 fax of the broker letter to the same fax number.

It seems at least disingenuous for the "Alcoa Corporate Secretary's Office" to take the extraordinary effort to locate an "800" fax number of the broker in Boston within two-days for a fax addressed to Ms. Donna C. Dabney with no job title. And then to not attempt to communicate with the shareholder party whatsoever who listed a fax number in the cover letter addressed to the Chairman of the company, listing his name and title, faxed on October 26, 2007 (attached). October 26, 2007 was 5-days before the rule 14a-8 resolution due date.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Brenda Hart <brenda.hart@alcoa.com>
Assistant Secretary

The Great Neck Capital Appreciation LTD Partnership
1981 Marcus Ave, Suite C114, Lake Success, NY 11042

October 26, 2007

Mr. Alain J. P. Belda
Chairman of the Board
Alcoa Inc.
390 Park Avenue
New York NY 10022

Rule 14a-8 Proposal

Dear Mr. Belda,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205, Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Mark Filiberto,
General Partner

cc: Donna C. Dabney
Corporate Secretary
Phone: 212-836-2674
Fax: 412-553-4498

ACTIVITY REPORT

TIME : 10/29/2007 08:02

DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
			01:17	03	OK	TX	ECM
			01:16	03	OK	TX	ECM
			01:18	03	OK	TX	ECM
			01.15	03	OK	TX	ECM
			00	00	BUSY	TX	
			01:17	03	OK	TX	ECM
			01:16	03	OK	TX	ECM
			01:51	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:15	03	OK	TX	ECM
			01:20	03	OK	TX	ECM
			01:19	03	OK	TX	ECM
			01:47	03	OK	TX	ECM
			01:47	03	OK	TX	ECM
			01:08	03	OK	TX	ECM
			01:08	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:13	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:25	03	OK	TX	ECM
			39	01	OK	RX	ECM
10/26	13:10	14125534498	01:21	03	OK	TX	ECM
			57	01	OK	RX	ECM
			01:25	03	OK	TX	ECM
			01:18	03	OK	TX	ECM
			01:12	03	OK	TX	ECM
			01:11	03	OK	TX	ECM

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION
CV : COVERPAGE
CA : CALL BACK MSG
POL : POLLING
RET : RETRIEVAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Alcoa Inc. (AA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

The bold "Discussion" statement that "neither the Proposal nor the Cover Letter was received at Alcoa's principle executive offices by the October 31, 2007 deadline" is simply not credible (company no action supplement, January 11, 2008).

It is not credible because the single-page broker letter arrived at Alcoa's principle executive offices in two days or less after it arrived at the Alcoa Corporate Center. Plus the single-page broker letter was addressed only to Ms. Donna C. Dabney with no job title. And this broker letter triggered extraordinary investigative work on the part of the principle executive offices resulting a fax being received by the broker's "800" fax number in Boston within 2-days and from the principle executive offices of the company.

The disingenuous company position is apparently that the principle executive offices of the company reacts promptly to faxes addressed to Ms. Dabney at the Alcoa Corporate Center, but it simply ignores a fax addressed to its own Chairman at the same fax machine.

For the company to prevail it should at least have to have a credible story. The company should at least come clean and admit that two corporate offices had received the rule 14a-8 proposal by October 31, 2007.

Furthermore the conclusion of the 4-page company letter repeats this not credible statement: "neither the Proposal nor the Cover Letter was received at Alcoa's principle executive offices by the October 31, 2007 deadline."

Returning to the text of the January 8, 2008 letter:
The exhibits with the company January 3, 2008 no action request are evidence that the Alcoa Corporate Center is synonymous with Alcoa's Principle Executive Offices. For instance when the bare one-page broker letter was faxed to FX: 412-553-4498 on December 3, 2007 this

triggered a company fax in two-days from the "Alcoa Corporate Secretary's Office" with the fax of 212-836-2807 to the source of the broker letter, National Financial Services LLC.

The company clearly received the three-page rule 14a-8 resolution and cover letter fax (per the attached fax confirmation sheet) at FX: 412-553-4498 on October 26, 2007 because the "Alcoa Corporate Secretary's Office" provided evidence that it received the bare one-page December 3, 2007 fax of the broker letter to the same fax number.

It seems at least disingenuous for the "Alcoa Corporate Secretary's Office" to take the extraordinary effort to locate an "800" fax number of the broker in Boston within two-days for a fax addressed to Ms. Donna C. Dabney with no job title. And then to not attempt to communicate with the shareholder party whatsoever, who listed a fax number in the cover letter addressed to the Chairman of the company listing his name and title, faxed on October 26, 2007 (attached). October 26, 2007 was 5-days before the rule 14a-8 resolution due date.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Brenda Hart
Assistant Secretary

The Great Neck Capital Appreciation LTD Partnership
1981 Marcus Ave. Suite C114, Lake Success, NY 11042

October 26, 2007

Mr. Alain J. P. Belda
Chairman of the Board
Alcoa Inc.
390 Park Avenue
New York NY 10022

Rule 14a-8 Proposal

Dear Mr. Belda,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205, Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Mark Filiberto,
General Partner

cc: Donna C. Dabney
Corporate Secretary
Phone: 212-836-2674
Fax: 412-553-4498

[AA: Rule 14a-8 Proposal, October 26, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes special solicitations.

Simple majority vote won an impressive 72% yes-vote average at 24 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of simple majority vote.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority under our 80% supermajority provisions. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) proposal failed to pass even though 90% of votes cast were yes-votes. While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguable most often used to block initiatives opposed by management but supported by most shareowners. The Goodyear vote is a perfect illustration.

Adoption of this proposal would facilitate the adoption of annual election of each of our directors. Shareholders are encouraged to submit an annual election shareholder proposal so that it can be adopted soon by our company.

The merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported (and certain concerns are noted):

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  "High Concern" in Executive Pay.
- Shareholders were only allowed to vote on individual directors once in 3-years – Accountability concern.
- Plus our directors can still remain on our Board even if 90% of shares vote against each of them.
- Four of our directors owned no stock:
  Mr. Ghosn
  Ms. Fuller
  Mr. Ponce de Leon
  Mr. Tata
- We had no shareholder right to:
  1) Cumulative voting.
  2) To act by written consent.
  3) To call a special meeting.

Additionally:

- Ten of our directors were designated "Accelerated Vesting" directors by The Corporate Library – due to these director's involvement with a board that accelerated stock option vesting in order to avoid recognizing the corresponding expense.
- We had no independent Chairman – Independent oversight concern.
- Plus our Lead Director, Mr. Thomas had 30-years director tenure – Independence concern.
- Mr. Thomas (our Lead Director) and Mr. Schacht (on our Audit Committee) were each designated as "Problem Directors" by The Corporate Library due to the loss of significant

shareholder value at Lucent Technologies during their Lucent director tenure.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now to encourage our board to:

Adopt Simple Majority Vote –
Yes on 3

Notes:

Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

ACTIVITY REPORT

TIME : 10/29/2007 08:02

DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
			01:17	03	OK	TX	ECM
			01:16	03	OK	TX	ECM
			01:18	03	OK	TX	ECM
			01:15	03	OK	TX	ECM
			00	00	BUSY	TX	
			01:17	03	OK	TX	ECM
			01:16	03	OK	TX	ECM
			01:51	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:15	03	OK	TX	ECM
			01:20	03	OK	TX	ECM
			01:19	03	OK	TX	ECM
			01:47	03	OK	TX	ECM
			01:47	03	OK	TX	ECM
			01:08	03	OK	TX	ECM
			01:08	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:13	03	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:25	03	OK	TX	ECM
			39	01	OK	RX	ECM
10/26	13:10	141255[illegible]4498	01:21	03	OK	TX	ECM
			57	01	OK	RX	ECM
			01:25	03	OK	TX	ECM
			01:18	03	OK	TX	ECM
			01:12	03	OK	TX	ECM
			01:11	03	OK	TX	ECM

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION
CV : COVERPAGE
CA : CALL BACK MSG
POL : POLLING
RET : RETRIEVAL

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 DTE Energy Company (DTE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Patricia Haddon

Ladies and Gentlemen:

Attached is the rule 14a-8 shareholder proposal, submittal letter and broker letter. The rule 14a-8 shareholder proposal and submittal letter were faxed to the company on November 21, 2007. The broker letter was faxed to the company on December 11, 2007. The fax verification for each is also attached.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden
Proxy for Patricia Haddon

cc:
Patricia Haddon

Anthony Morrow <morrowa@dteenergy.com>

Patricia Haddon
75 Leonard Street, No. 4 S.E.
New York, NY 10013

Mr. Anthony F. Earley
Chairman of the Board
DTE Energy Company <DTE>
2000 Second Ave Rm 2412
Detroit MI 48226

Rule 14a-8 Proposal

Dear Mr. Earley,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Patricia Haddon — November 19, 2007

Patricia Haddon — Date

cc: Sandra Kay Ennis
Corporate Secretary
Phone: 313 235-4000
Fax: 313 235-8055

[DTE: Rule 14a-8 Proposal, November 21, 2007]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary to adopt annual election of each director in the most expeditious manner possible, in compliance with applicable law and in a manner so that each director shall have a term of equal length from the date of first implementation to the greatest extent possible.

Also for such transition solely through direct action of our board if such transition is in compliance with applicable law.

This topic won a 69% yes-vote average at 44 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of annual election of each director.

Our current practice, in which only a few directors stand for elected annually, is not in the best interest of our Company and its stockholders. Eliminating this staggered system would require each director to stand for election annually and would give stockholders an opportunity to register their view on the performance of each director annually. Electing directors in this manner is one of the best methods available to stockholders to ensure that the Company will be managed in a manner that is in the best interest of stockholders.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them. Source: "Take on the Street" by Arthur Levitt.

The merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified (and certain concerns are noted):

- We can vote on individual directors only once in 3-years.
- Plus our directors can be elected if 90% of our votes are against them.
- Our 75%-vote would be required for shareholder to call a special meeting.
- Our Chairman, Mr. Earley held 3 board directorships – Overextension concern.
- Our Lead Director, Mr. Gilmore was past age 72, held 3 directorships and had 12-years director tenure.
- Plus Mr. Gilmore served on the Universal Technical Institute Board (UTI) rated "D" by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm.
- Mr. Gilmore also served on the board of the underperforming Ford Motor Co. (F) as recently as 2005.
- Three of our directors had 18 to 21-years tenure – Independence concern:
  - Mr. Lobbia
  - Ms. Bauder
  - Mr. Miller
- Two of our directors had non-director links to our company – Independence concern:
  - Mr. Lobbia
  - Mr. Glancy

The above concerns show there is room for improvement and reinforces the reason to take one step forward now to encourage our board to respond positively to this proposal:

Elect Each Director Annually –
Yes on 3

Notes:
Patricia Haddon, 75 Leonard Street 4SE, New York, NY 10013 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Banc of America
Investment Services, Inc.

NJ4-519-19-02
400 Kelby Street
19th Floor
Fort Lee, NJ 07024

Banc of America
Investment Services, Inc.

Supervisory Office
NJ8-201-36-01
208 Harristown Road
4th Floor
Glen Rock, NJ 07452

Tel 201.251.5040
Fax 201.251.5045

December 10, 2007

To Whom It May Concern.

This letter is to verify that Patricia Haddon has owned 1,000 Shares of DTE Energy Holding Co for the past 12 months in her Bank of America Investment brokerage account

Thank you,

Chris Barton
Bank of America
Financial Advisor

DTE Re Rule 14a-8 Proposal

Post-it® Fax Note 7671	Date 12-11-07 # of pages ▶
To Sandra Key Ennis	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 313-235-8055	Fax #

****
*** ACTIVITY REPORT ***
****

ST. TIME	DESTINATION NUMBER	DESTINATION ID	NO.	MODE		PGS.	RESULT	
			0065	TRANSMIT	ECM	3	OK	01'20
			5006	AUTO RX	G3	6	OK	03'00
			0066	TRANSMIT	ECM	2	OK	00'32
			0067	TRANSMIT	ECM	2	OK	00'33
			0068	TRANSMIT	ECM	2	OK	00'31
			0069	TRANSMIT	ECM	2	OK	00'31
			5007	AUTO RX		0	NG 0	00'37
			5008	AUTO RX	ECM	1	OK	00'25
			0070	TRANSMIT	ECM	3	OK	00'41
			0071	TRANSMIT	ECM	3	OK	00'44
			0072	TRANSMIT	ECM	3	OK	00'45
			0073	TRANSMIT	ECM	3	OK	01'15
			0074	TRANSMIT	ECM	3	OK	00'39
			0075	TRANSMIT	ECM	3	OK	01'08
			0076	TRANSMIT		0	NG 0 STOP	00'00
			0077	TRANSMIT		0	NG 0 STOP	00'00
			0078	TRANSMIT		0	NG 0 STOP	00'00
			0079	TRANSMIT	ECM	4	OK	00'52
11/21 07:44	13132358055		0080	TRANSMIT	ECM	3	OK	01'16
			0081	TRANSMIT	ECM	2	OK	00'24

****
***   ACTIVITY REPORT   ***
****

ST. TIME	DESTINATION NUMBER	DESTINATION ID	NO.	MODE		PGS.	RESULT	
			0289	TRANSMIT	ECM	3	OK	01'12
			0290	TRANSMIT		0	NG	00'00
							0 STOP	
			0291	TRANSMIT	ECM	1	OK	00'25
			0292	TRANSMIT	ECM	1	OK	00'34
			0293	TRANSMIT	ECM	4	OK	00'42
			0294	TRANSMIT	ECM	4	OK	00'46
			0295	TRANSMIT	ECM	3	OK	00'42
			0296	TRANSMIT	ECM	3	OK	01'12
			0297	TRANSMIT	ECM	3	OK	00'43
			0298	TRANSMIT	G3	3	OK	01'28
			5026	AUTO RX	ECM	1	OK	00'17
			5027	AUTO RX	ECM	1	OK	01'35
			5028	AUTO RX	ECM	1	OK	00'33
			0299	TRANSMIT	ECM	1	OK	00'16
			0300	TRANSMIT	ECM	1	OK	00'16
			0301	TRANSMIT	ECM	1	OK	00'29
			0302	TRANSMIT	ECM	1	OK	00'28
12/11 08:27	13132358055		0303	TRANSMIT	ECM	1	OK	00'27
			0304	TRANSMIT	ECM	1	OK	00'17
			0305	TRANSMIT	ECM	4	OK	00'45

DTE Energy Company
2000 2nd Ave., Detroit, MI 48226-1279

DTE Energy

March 13, 2008

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: DTE Energy Company
Securities Exchange Act of 1934: Rule 14a-8(e)(2)
Shareholder Proposal from John Chevedden

Ladies and Gentlemen:

This letter supplements the letter dated March 11, 2008 (the "Request Letter") submitted by DTE Energy Company (the "Company") regarding the shareholder proposal (the "Proposal") received on March 6, 2008 from John Chevedden (the "Proponent") and sponsored by Patricia Haddon, and responds to an e-mail from the Proponent to cfletters@sec.gov on March 11, 2008.

As indicated in the Request Letter, the Company intends to exclude the Proposal from its proxy statement and form of proxy for its 2008 annual meeting of shareholders in reliance on Rule 14a-8(e)(2) because the Proposal was not received by the Company at its principal executive offices until after the properly determined deadline of November 27, 2007.

I. Additional Correspondence from the Proponent

On March 11, 2008, the Company was copied on an e-mail from the Proponent to cfletters@sec.gov, a copy of which is attached hereto as Exhibit A, to which the Proponent attached the following:

(1) a copy of a cover letter dated November 19, 2007 (the "Cover Letter") addressed to Mr. Anthony F. Earley, Chairman of the Board, DTE Energy Company, 2000 Second Ave Rm 2412, Detroit MI 48226, referencing a Rule 14a-8 Proposal, with a notation "cc: Sandra Kay Ennis, Corporate Secretary, Phone: 313 235-4000, Fax: 313 235-8055" included at the bottom of the letter;

(2) a copy of the Proposal and corresponding broker letter;

(3) a fax activity report showing a three page fax transmission to fax number 13132358055 on 11/21/2007;

(4) a second fax activity report showing a one page fax transmission to the same fax number on 12/11/2007; and

(5) a letter to the Staff dated March 12, 2009 [sic] requesting that the shareholder have the last opportunity to submit material.

As stated in our Request Letter, the Company specifically requested confirmation of the facsimile transmissions from Mr. Chevedden prior to his March 11, 2008 e-mail to the Securities and Exchange Commission (the "SEC"); however these confirmations were not previously provided to the Company. In view of the fact that Mr. Chevedden did not provide these materials to the Company when they were requested, the Company seeks this opportunity to restate its position in light of the new information made available to the Company.

II. Background

As stated in the Request Letter, the deadline for receipt of shareholder proposals at the Company's principal executive offices for inclusion in the Company's 2008 proxy materials was November 27, 2007. For purposes of clarity, we will reiterate the general facts.

The first communication the Company received from the Proponent was on March 4, 2008. The Proponent e-mailed the Company's investor relations department via the Company's website, asking the Corporate Secretary to provide management's proposed proxy statement response to the Proposal (note that this e-mail was routed to the Corporate Secretary on March 10, 2008). On March 5, 2008, the Proponent faxed a letter to the Company, addressed to the Chairman of the Board, whereby he requested to be advised by March 7, 2008 of the publication date of the Proposal which he alleged was submitted in November 2007. The Proponent also telephoned the Corporate Secretary's office on March 5, 2008 with a similar request.

Promptly following receipt of the March 5 communications, the Company contacted the Proponent by telephone to advise him that the Company had not received the Proposal, and inquired where it had been faxed. The Company also telephoned the Proponent on March 6, 2008, informed him that after diligent inquiry the Company had discovered no record of having received the Proposal and requested that the Proponent provide the Company with evidence, such as a fax confirmation, of the submission of the Proposal in November 2007. The Company received no such evidence from the Proponent.

On March 6, 2008, the Company was copied on an e-mail from the Proponent addressed to the Office of Chief Counsel, Division of Corporation Finance, of the SEC at cfletters@sec.gov, stating that the Proposal and corresponding broker letter (attached to the e-mail) were faxed to the Company in November and December 2007, respectively.

On March 11, 2008, the Company submitted a no-action request letter to the SEC with respect to exclusion of the Proposal from its 2008 proxy statement. Later on March 11, 2008, the Proponent sent an e-mail to the Office of the General Chief Counsel of the SEC with a copy to the undersigned enclosing the materials described in Section I above.

No one in the Company's principal executive offices had received a copy of the Proposal or the Cover Letter before the March 6, 2008 and March 11, 2008 e-mails, respectively.

III. The Proposal may be excluded from the Company's 2008 Proxy Materials in reliance on Rule 14a-8(e)(2) because the Proposal was not received at the Company's principal executive offices by the November 27, 2007 deadline

As stated above, the Company was not aware of the existence of the Proposal until March 5, 2008 due to Mr. Chevedden's failure to properly transmit the Proposal to the Company.

Specifically, the Proponent did not send the Proposal to the Corporate Secretary of the Company, in accordance with the instructions on the submission of shareholder proposals disclosed in the Company's 2007 proxy materials:

> "*For Inclusion In Proxy Statement.* Shareholder proposals to be considered for inclusion in the Proxy Statement for the 2008 Annual Meeting must be received by the **Corporate Secretary** at our principal business address no later than 5:00 p.m. Detroit time on **November 27, 2007**." (emphasis added)
>
> "*Procedures for Submitting Proposals and Nominations.* . . . . All notices must be received by the **Corporate Secretary**, 2000 Second Avenue, Room 2057 WCB, Detroit, Michigan 48226-1279." (emphasis added)

The 2007 proxy materials did not include a fax number for the Corporate Secretary or anyone else at the Company. The Company's website does not list any Company fax numbers, and the Company is not aware of any Company communications that disclose a Corporate Secretary fax number. Nonetheless, the Company certainly would have acknowledged receipt of the Proposal and handled it in accordance with its ordinary practices had the Company received the Proposal at an appropriate fax number in its principal executive offices, or indeed received it at all.

We can only surmise that Mr. Chevedden obtained the 13132358055 fax number the he appears to have used from a third party. In our review of SEC no-action letters based on transmission to an improper facsimile number, we noted that Mr. Chevedden has used third-party websites to obtain company facsimile numbers in the past. For instance, in Xerox Corp. (May 2, 2005), Mr. Chevedden obtained a facsimile number from Hoovers.com. Hoovers.com claims to list information on public companies gleaned from undetermined sources and includes company facsimile numbers. Coincidentally, the facsimile number Mr. Chevedden purports to have used to submit the Proposal to the Company is also listed on the DTE Energy Company page on Hoovers.com. A copy of the webpage is attached as Exhibit B.[1] Notwithstanding the Staff's concurrence that Xerox could exclude the Chevedden proposal in that matter, Mr. Chevedden continues to use third-party sources for obtaining facsimile numbers.

Staff Legal Bulletin No. 14C (June 28, 2005) makes clear that, if a shareholder proponent obtains a company facsimile number from a third-party website, and that facsimile number is not correct, the proposal may be excluded for failure to submit it in a timely manner. As stated in our Request Letter, the Company has no record of any contact by the Proponent requesting information on a facsimile number for the Corporate Secretary. More to the point, had the Proponent made such a request he would not have been given the number he used.

Further, while the Cover Letter accompanying the proposal includes a "cc:" to "Sandra Kay Ennis, Corporate Secretary Phone: 313 235-4000, Fax: 313 235-8055" there is no record that Ms. Ennis received any correspondence from Mr. Chevedden prior to March 5, 2008. Additionally, the fax number listed as the fax number for the Corporate Secretary in the Cover Letter and which appears in the two fax activity reports does not correspond to the Corporate Secretary's fax number.

Based on the new information submitted by the Proponent, and after diligent inquiry by the Company, the facsimile machine listed in Mr. Chevedden's activity reports and Cover Letter was located. The fax transmissions apparently made on November 21, 2007 and December 11, 2007 were to a facsimile machine in the Company's Media Relations Department. The Company's Media Relations Department is in charge primarily of dealing with press and other media outlets. The Company does not know whether the November 21, 2007 transmission was in fact the Proposal, and, even if it was, such transmission did not constitute delivery to the Company's principal executive offices as required under Rule 14a-8(e)(2). Media Relations is not part of the principal executive offices of the Company and therefore is an improper location to direct

[1] We reviewed a number of third-party websites and found the facsimile number Mr. Chevedden used posted on: Datamonitor ComputerWire, Answers.com, Energy-Business-Review.com, Vault Jobs (vault.com), EPA.gov LMOP page, Yahoo Finance, AOL Finance, Computer Business Review and Forbes.com. As noted above, the Company has not published this facsimile number as a proper means of communication with the Corporate Secretary or the Chairman of the Board.

shareholder proposals in accordance with Rule 14a-8(e)(2). Further, the Company had no reasonable expectation that shareholder proposals would be received at the number in the Media Relations Department, and shareholder proposals in no way relate to the activities of the Media Relations Department. The facsimile machine in the Media Relations Department fails to meet the requirements set forth in Staff Legal Bulletin No. 14 (July 13, 2001). We nonetheless inquired of the individuals that utilize the fax machine in question and no one in the Media Relations Department had any knowledge of receiving the Proposal. We also attempted to obtain a fax activity report from the fax machine in question but were unable to obtain any verification of receipt of any faxes in the timeframe of Mr. Chevedden's purported transmissions.

The Staff has consistently allowed companies to exclude proposals transmitted to departments other than a company's principal executive offices and consequently not received before the deadline. See Intel Corporation (March 5, 2004) (proposal from Mr. Chevedden excludable when received after the deadline because proponent faxed it to the company's engineering department, not the company's principal executive offices); The DirecTV Group, Inc. (March 23, 2005) (proposal from Mr. Chevedden excludable when received after deadline because proponent faxed it to communications department of subsidiary); Xerox Corp. (May 2, 2005) (proposal from Mr. Chevedden excludable when received after deadline because proponent faxed the proposal to the company's treasury department).

It is apparent that the Proponent did not obtain, and has a long history of not obtaining, the correct facsimile number, and there are no records of the Proponent's calling the Company to request such number. This is further evidenced by recent communications with the Company in which the Proponent inquired "[p]lease advise the fax number that yesterday's fax was received at." To its knowledge, the Company has never failed to receive a properly submitted shareholder proposal, but Mr. Chevedden has frequently failed to properly submit proposals.

Further, both in the Cover Letter and in the statement accompanying the Proposal, the Proponent requested acknowledgement of the Proposal. The Company did not respond to the Proponent because the Company did not receive the Proposal or related materials. However, the Proponent's first inquiry regarding the Proposal was more than three months after having purportedly submitted it.

As noted above and in our Request Letter, Mr. Chevedden has submitted numerous shareholder proposals, many by facsimile, and many of those proposals were received late and excluded with SEC concurrence. Given such experience, Mr. Chevedden could reasonably be expected to (i) contact the Company at the telephone number appearing in the Cover Letter to obtain the correct facsimile number to submit a shareholder proposal and (ii) contact the Corporate Secretary at the telephone number set forth in the Cover Letter under Ms. Ennis' name within a reasonable time after transmitting a fax to the Company when Mr. Chevedden received neither an acknowledgement of receipt nor an opposition statement from the Company.

If the Proposal had been sent to the Company on November 21, 2007 as Mr. Chevedden asserts, the absence of both an acknowledgement of receipt and an opposition statement from the Company between November 21, 2007 and March 4, 2008 should have alerted Mr. Chevedden to the defect in the delivery of the Proposal and triggered an earlier response than his March 4, 2008 e-mail to the investor relations department. All the more so, given that Mr. Chevedden was involved in a similar situation as recently as 2007 where the SEC granted no-action relief to New York Community Bancorp, Inc. where Mr. Chevedden submitted a proposal on behalf of a shareholder, did not obtain a correct facsimile number for submitting the proposal and did not inquire until several months had passed. See New York Community Bancorp, Inc. (August 8, 2007).

For the reasons set forth above, the Company believes that the Proposal may be properly excluded from the Company's 2008 proxy materials pursuant to Rule 14a-8(e)(2) because the Proposal was not received at its principal executive offices prior to the deadline for submitting shareholder proposals. We respectfully request that the Staff concur with our view that the proposal may be excluded under Rule 14a-8(e)(2).

IV. Request for Waiver of Rule 14a-8(j) Deadline

As stated in our Request Letter, we respectfully request waiver of the Rule 14a-8 deadline. Please refer to our letter submitted on March 11, 2008 for a discussion of the basis of our request.

V. Conclusion

Based on the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from its 2008 Proxy Materials.

In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and all attachments to the Proponent. A copy of this letter has been e-mailed to cfletters@sec.gov in compliance with the instructions found at the Commission's website in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

If you have any questions, require further information or would like to discuss this matter, please call the undersigned at 313.235.8460.

Sincerely yours,

Anthony G. Morrow
Manager – Legal (Securities, Finance & Governance)

cc: Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Ms. Patricia Haddon
75 Leonard Street, 4SE
New York, NY 10013

Exhibit A

From:	olmsted
To:	CFLETTERS@SEC.GOV
cc:	Anthony Morrow
Subject:	# 1 DTE Energy Company (DTE) - Rule 14a-8 Proposal: Elect Each Director Annually
Date:	03/12/2008 01:53 AM
Attachments:	CCE00001.pdf DTE=AE #1.doc DTE=AE #1.doc

Please see the two attachments.

Patricia Haddon
75 Leonard Street, No. 4 S.E.
New York, NY 10013

Mr. Anthony F. Earley
Chairman of the Board
DTE Energy Company (DTE)
2000 Second Ave Rm 2412
Detroit MI 48226

Rule 14a-8 Proposal

Dear Mr. Earley,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Patricia Haddon
Patricia Haddon

November 19, 2007
Date

cc: Sandra Kay Ennis
Corporate Secretary
Phone: 313 235-4000
Fax: 313 235-8055

[DTE: Rule 14a-8 Proposal, November 21, 2007]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary to adopt annual election of each director in the most expeditious manner possible, in compliance with applicable law and in a manner so that each director shall have a term of equal length from the date of first implementation to the greatest extent possible.

Also for such transition solely through direct action of our board if such transition is in compliance with applicable law.

This topic won a 69% yes-vote average at 44 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of annual election of each director.

Our current practice, in which only a few directors stand for elected annually, is not in the best interest of our Company and its stockholders. Eliminating this staggered system would require each director to stand for election annually and would give stockholders an opportunity to register their view on the performance of each director annually. Electing directors in this manner is one of the best methods available to stockholders to ensure that the Company will be managed in a manner that is in the best interest of stockholders.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them. Source: "Take on the Street" by Arthur Levitt.

The merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified (and certain concerns are noted):

- We can vote on individual directors only once in 3-years.
- Plus our directors can be elected if 90% of our votes are against them.
- Our 75%-vote would be required for shareholder to call a special meeting.
- Our Chairman, Mr. Earley held 3 board directorships – Overextension concern.
- Our Lead Director, Mr. Gilmore was past age 72, held 3 directorships and had 12-years director tenure.
- Plus Mr. Gilmore served on the Universal Technical Institute Board (UTI) rated "D" by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm.
- Mr. Gilmore also served on the board of the underperforming Ford Motor Co. (F) as recently as 2005.
- Three of our directors had 18 to 21-years tenure – Independence concern:
  - Mr. Lobbia
  - Ms. Bauder
  - Mr. Miller
- Two of our directors had non-director links to our company – Independence concern:
  - Mr. Lobbia
  - Mr. Glancy

The above concerns show there is room for improvement and reinforces the reason to take one step forward now to encourage our board to respond positively to this proposal:

Elect Each Director Annually –

Yes on 3

Notes:
Patricia Haddon, 75 Leonard Street 4SE, New York, NY 10013 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Banc of America Investment Services, Inc.

NJ4-519-19-02
400 Kelby Street
19th Floor
Fort Lee, NJ 07024

Banc of America Investment Services, Inc.

Supervisory Office
NJ6-201-26-21
228 Hamilton Road
4th Floor
Glen Rock, NJ 07452

Tel 201.251.5542
FAX 201.251.5545

December 10, 2007

To Whom It May Concern,

This letter is to verify that Patricia Haddon has owned 1,000 Shares of DTE Energy Holding Co for the past 12 months in her Bank of America Investment brokerage account

Thank you

Chris Barton
Bank of America
Financial Advisor

DTE Re Rule 14a-8 Proposal

Post-it® Fax Note 7671	Date 12-11-07	# of pages ▶
To Sandra Kay Ennis	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 313-235-8055	Fax #	

****
*** ACTIVITY REPORT ***
****

ST. TIME	DESTINATION NUMBER	DESTINATION ID	NO.	MODE		PGS.	RESULT	
			0065	TRANSMIT	ECM	3	OK	01'20
			5006	AUTO RX	G3	6	OK	03'00
			0066	TRANSMIT	ECM	2	OK	00'32
			0067	TRANSMIT	ECM	2	OK	00'33
			0068	TRANSMIT	ECM	2	OK	00'31
			0069	TRANSMIT	ECM	2	OK	00'31
			5007	AUTO RX		0	NG 0	00'37
			5008	AUTO RX	ECM	1	OK	00'25
			0070	TRANSMIT	ECM	3	OK	00'41
			0071	TRANSMIT	ECM	3	OK	00'44
			0072	TRANSMIT	ECM	3	OK	00'45
			0073	TRANSMIT	ECM	3	OK	01'15
			0074	TRANSMIT	ECM	3	OK	00'39
			0075	TRANSMIT	ECM	3	OK	01'08
			0076	TRANSMIT		0	NG 0 STOP	00'00
			0077	TRANSMIT		0	NG 0 STOP	00'00
			0078	TRANSMIT		0	NG 0 STOP	00'00
			0079	TRANSMIT	ECM	4	OK	00'52
11/21 07:44	13132358055		0080	TRANSMIT	ECM	3	OK	01'16
			0081	TRANSMIT	ECM	2	OK	00'24

*** ACTIVITY REPORT ***

ST. TIME	DESTINATION NUMBER	DESTINATION ID	NO.	MODE	PGS.	RESULT
			0289	TRANSMIT ECM	3	OK 01'12
			0290	TRANSMIT	0	NG 00'00 0 STOP
			0291	TRANSMIT ECM	1	OK 00'25
			0292	TRANSMIT ECM	1	OK 00'34
			0293	TRANSMIT ECM	4	OK 00'42
			0294	TRANSMIT ECM	4	OK 00'46
			0295	TRANSMIT ECM	3	OK 00'42
			0296	TRANSMIT ECM	3	OK 01'12
			0297	TRANSMIT ECM	3	OK 00'43
			0298	TRANSMIT G3	3	OK 01'28
			5026	AUTO RX ECM	1	OK 00'17
			5027	AUTO RX ECM	1	OK 01'35
			5028	AUTO RX ECM	1	OK 00'33
			0299	TRANSMIT ECM	1	OK 00'16
			0300	TRANSMIT ECM	1	OK 00'16
			0301	TRANSMIT ECM	1	OK 00'29
			0302	TRANSMIT ECM	1	OK 00'28
12/11 08:27	13132358055		0303	TRANSMIT ECM	1	OK 00'27
			0304	TRANSMIT ECM	1	OK 00'17
			0305	TRANSMIT ECM	4	OK 00'45

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 DTE Energy Company (DTE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Patricia Haddon

Ladies and Gentlemen:

Attached is the rule 14a-8 shareholder proposal, submittal letter and broker letter. The rule 14a-8 shareholder proposal and submittal letter were faxed to the company on November 21, 2007. The broker letter was faxed to the company on December 11, 2007. The fax verification for each is also attached.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden
Proxy for Patricia Haddon

cc:
Patricia Haddon

Anthony Morrow <morrowa@dteenergy.com>

Exhibit B

DTE Energy Company

Detroit, MI, United States (NYSE: DTE)

Locations

Location Type: Headquarters

2000 2nd Ave.
Detroit, MI 48226-1279
United States (Map)

Phone: 313-235-4000
Fax: 313-235-8055

http://www.dteenergy.com

Subsidiaries/Affiliates Covered By Hoover's

The Detroit Edison Company
Michigan Consolidated Gas Company
Vector Pipeline L.P.

DTE Energy Company
2000 2nd Ave., Detroit, MI 48226-1279

DTE Energy

March 18, 2008

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: DTE Energy Company
Securities Exchange Act of 1934: Rule 14a-8(e)(2)
Shareholder Proposal from John Chevedden

Ladies and Gentlemen:

This letter is in response to an additional letter received from Mr. John Chevedden (the "Proponent") on March 17, 2008 regarding the shareholder proposal (the "Proposal") that DTE Energy Company (the "Company") received on March 6, 2008. I refer to my letter dated March 11, 2008, which was supplemented on March 13, 2008, pursuant to which the Company requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission ("Staff") concur with the Company's view that the Proposal may be properly omitted from the Company's 2008 proxy materials.

The Company does not wish to belabor the arguments made in its March 11, 2008 and March 13, 2008 requests for no action. However, the Proponent's March 17, 2008 letter to the Staff contained significant inaccuracies, and we do not wish to leave his statements uncontested. The Proponent's March 17, 2008 letter states:

> "It appears that the Chairman of the company, his staff and/or the Corporate Secretary office ***were aware*** of the rule 14a-8 proposal on or about the date of the November 21, 2007 and/or December 11, 2007 fax confirmations." [emphasis added]
>
> . . . .
>
> "The company cited no precedent of a rule 14a-8 proposal, ***admitted received*** at a company's media relations department, being excluded." [emphasis added]

As clearly indicated in our March 11, 2008 and March 13, 2008 letters, the Company was not aware of the Proposal prior to March 5, 2008, and the Company has nc record of receiving, nor has it ever had a record of receiving, the Proposal prior to March 6, 2008.

We do not plan to respond to any further communications from the Proponent unless he raises new substantive issues or further misstates factual information.

Very truly yours,

Anthony G. Morrow
Manager – Legal (Securities, Finance & Governance)

cc: Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Ms. Patricia Haddon
75 Leonard Street, 4SE
New York, NY 10013

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 17, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 DTE Energy Company (DTE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Patricia Haddon

Ladies and Gentlemen:

This is to ask that the staff find that this resolution cannot be omitted from the company proxy on the basis of Rule 14a-8(j)(1) which requires the company to submit a timely no action request. The company now submits a March 13, 2008 restatement which lacks credibility and omits important supporting information. It appears that the Chairman of the company, his staff and/or the Corporate Secretary office were aware of the rule 14a-8 proposal on or about the date of the November 21, 2007 and/or December 11, 2007 fax confirmations.

The company omits key information to support is scenario of being unawares. For instance the company does not disclose the distance in feet between the Media Relations Department and the Chairman's office and/or the Corporate Secretary's office. A fax number recently given for Ms. Sandra Kay Ennis of 313-235-6031 has the same first 6-digits as the fax the proposal was forwarded to in November and December 2007 (FX: 313-235-8055).

The company omits any statement that the Media Relations Department ("in charge primarily of dealing with press and other media outlets") would be stumped if it received a fax addressed to the Chairman by name and title and/or the Corporate Secretary by name and by title. The company omits any statement that the Media Relations Department would as a matter of practice discard or incorrectly forward a fax addressed to the Chairman and/or the Corporate Secretary.

The company cited no precedent of a rule 14a-8 proposal, admitted received at a company's media relations department, being excluded.

The company makes the important distinction that there is [now] no record that Ms. Ennis received any correspondence from Mr. Chevedden prior to March 5, 2008, but not a statement that there *was* no record.

The company disingenuously claims that the undersigned should have telephoned the company for a fax number, yet Mr. Morrow refused to reveal a fax number to the undersigned in March 2008.

For these reasons and the March 12, 2008 reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden
Proxy for Patricia Haddon

cc:
Patricia Haddon

Anthony Morrow <morrowa@dteenergy.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 19, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 DTE Energy Company (DTE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Patricia Haddon

Ladies and Gentlemen:

The company March 18, 2008 letter does not challenge the following:
The rule 14a-8 shareholder proposal and submittal letter were faxed to the company on November 21, 2007. The broker letter was faxed to the company on December 11, 2007. The fax verification for each was produced on March 12, 2008.

The company March 18, 2008 letter fails to support its claim of being unawares of these two faxes on or about the date that they were sent. For instance the company does not disclose the distance in feet between the Media Relations Department and the Chairman's office and/or the Corporate Secretary's office. A fax number recently given for Ms. Sandra Kay Ennis, Corporate Secretary, of 313-235-6031 has the same first 6-digits as the fax the proposal was forwarded to in November and December 2007 (FX: 313-235-8055).

The company fails to support its claim of being unawares with any statement that the Media Relations Department ("in charge primarily of dealing with press and other media outlets") would be stumped if it received a fax addressed to the Chairman by name and title and/or the Corporate Secretary by name and by title. The company omits any statement that the Media Relations Department would as a matter of practice discard or incorrectly forward a fax addressed to the Chairman and/or the Corporate Secretary.

Thus it appears that the Chairman of the company, his staff and/or the Corporate Secretary office were aware of the rule 14a-8 proposal on or about the date of the November 21, 2007 and/or December 11, 2007 fax confirmations. Thus the no action request should have been filed within approximately 40-days of November 21, 2007.

The company made the important distinction in one sentence that there is [now] no record that Ms. Ennis received any correspondence from Mr. Chevedden prior to March 5, 2008, but not that there *was* no record.

For these reasons and the March 12, 2008 reasons, including Rule 14a-8(j)(1) which requires the company to submit a timely no action request, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden
Proxy for Patricia Haddon

cc:
Patricia Haddon

Anthony Morrow <morrowa@dteenergy.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: DTE Energy Company
Incoming letter dated March 11, 2008

The proposal relates to annual election of directors.

There appears to be some basis for your view that DTE may exclude the proposal under rule 14a-8(e)(2) because DTE received it after the deadline for submitting proposals. We note in particular your representation that DTE received the proposal after this deadline and that the facsimile number used for delivery is not a facsimile number at DTE's principal executive offices. Accordingly, we will not recommend enforcement action to the Commission if DTE omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which DTE relies.

We note that DTE did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant DTE's request that the 80-day requirement be waived.

Sincerely,

William A. Hines
Special Counsel

END